Exhibit 99.1

XP Inc. Consolidated financial statements at December 31, 2023 and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

XP Inc.

Opinion

We have audited the accompanying consolidated financial statements of XP Inc. (the "Company") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2023 and the consolidated statements of income and of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2023, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards” by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

The processing of transactions, operations development and business continuity processes of XP and its subsidiaries are technological structure dependent.

The inherent risks in information technology, associated with eventual deficiencies in the controls that support the processing and operation, logical accesses, systems change management in the existing technology environments, can, eventually, cause incorrect processing of critical transactions, improper accesses to systems and data, and consequently processing of unauthorized transactions and errors in automated controls of application systems. For this reason, this was considered as a focal area in our audit.

With the support of professionals with specialized skill and knowledge, we understood the information technology environment and tested general technology controls. During our planning activities, we considered tests related to systemic development and change management, access, security to programs, systems and data, systems operation/processing and physical security of the data processing center.

We tested automated and technology-dependent controls related to applications in the relevant XP business processes.

Considering the results obtained in the procedures described above and in order to obtain necessary and sufficient evidence in our financial statements audit, it was necessary to carry out additional documental testing in order to assess the integrity and accuracy of the information generated by systems and automated reports and, when necessary, the application of procedures using analytical databases, which allowed us to apply a wider spectrum of testing and evidence gathering.

We also performed unpredictability tests and review procedures for specific access to accounting entries, in addition to the procedures already applied to address the risk of management override of controls.

The results of these procedures provided us with appropriate and sufficient audit evidence considering the consolidated financial statements taken as a whole.

Revenue from services rendered (Notes 3(xxii.1) and 28(a))

XP Inc.

Why it is a Key Audit Matter	How the matter was addressed in the audit

XP Inc. and its subsidiaries' revenue is substantially comprised of brokerage commission, securities placement and management fees.

These revenues are recognized according to contractual terms that consider the commission percentage for services provided. Revenue recognition requires management controls to ensure proper recognition at a certain point in time.

Considering the relevance of these revenues in the consolidated financial statements, associated with eventual deficiencies in the controls, this area was considered as a focus area of our audit.

We understood the internal controls environment regarding revenue recognition processes.

We also performed a tie-out between analytical information extracted from operational systems and revenue recorded in the accounting ledger. On a sample basis, we inspected supporting evidence of revenue in the accounting ledger and confronted its subsequent financial settlement with bank statements. In addition, we recalculated selected revenue transactions recognized in the accounting ledger.

Therefore, our audit procedures provided us with appropriate and sufficient audit evidence in the consolidated financial statements taken as a whole.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

XP Inc.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

XP Inc.

São Paulo, February 27, 2024

PricewaterhouseCoopers	Tatiana Fernandes Kagohara Gueorguiev
Auditores Independentes Ltda.	Contadora CRC 1SP245281/O-6

2SP000160/O-5

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2023 and 2022 In thousands of Brazilian Reais

Assets	Note	2023	2022

Cash		3,943,307	3,553,126

Financial assets		229,197,214	177,681,987

Fair value through profit or loss		127,015,678	96,730,159
Securities	7	103,282,212	87,513,004
Derivative financial instruments	8	23,733,466	9,217,155

Fair value through other comprehensive income		44,062,950	34,478,668
Securities	7	44,062,950	34,478,668

Evaluated at amortized cost		58,118,586	46,473,160
Securities	7	6,855,421	9,272,103
Securities purchased under agreements to resell	6	14,888,978	7,603,820
Securities trading and intermediation	18	2,932,319	3,271,000
Accounts receivable	11	681,190	597,887
Loan operations	10	28,551,935	22,211,161
Other financial assets	20	4,208,743	3,517,189

Other assets		7,811,962	5,760,811
Recoverable taxes	12	245,214	163,248
Rights-of-use assets	16	281,804	258,491
Prepaid expenses	13	4,418,263	4,240,107
Other		2,866,681	1,098,965

Deferred tax assets	24	2,104,128	1,611,882
Investments in associates and joint ventures	15	3,108,660	2,271,731
Property and equipment	16	373,362	310,894
Goodwill and Intangible assets	16	2,502,045	844,182

Total assets		249,040,678	192,034,613

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated balance sheets at December 31, 2023 and 2022 In thousands of Brazilian Reais

Liabilities and equity	Note	2023	2022

Financial liabilities		171,237,146	127,708,578

Fair value through profit or loss		45,208,490	22,134,674
Securities	7	20,423,074	13,529,265
Derivative financial instruments	8	24,785,416	8,605,409

Evaluated at amortized cost		126,028,656	105,573,904
Securities sold under repurchase agreements	6	33,340,511	31,790,091
Securities trading and intermediation	18	16,943,539	16,062,697
Financing instruments payable	17	60,365,590	43,683,629
Accounts payables		948,218	617,394
Borrowings	19	2,199,422	1,865,880
Other financial liabilities	20	12,231,376	11,554,213

Other liabilities		58,266,331	47,172,782
Social and statutory obligations	21	1,146,127	968,119
Taxes and social security obligations	22	559,647	365,419
Retirement plans and insurance liabilities	23	56,409,075	45,733,815
Provisions and contingent liabilities	27	97,678	43,541
Other		53,804	61,888

Deferred tax liabilities	24	86,357	111,043

Total liabilities		229,589,834	174,992,403

Equity attributable to owners of the Parent company		19,449,352	17,035,735
Issued capital		26	24
Capital reserve		19,189,994	19,156,382
Other comprehensive income		376,449	(133,909)
Treasury shares		(117,117)	(1,986,762)

Non-controlling interest		1,492	6,475

Total equity	25	19,450,844	17,042,210

Total liabilities and equity		249,040,678	192,034,613

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries

Consolidated statements of income and

of comprehensive income for the years ended December 31, 2023, 2022 and 2021

In thousands of Brazilian Reais, except earnings per share

	Note	2023	2022	2021

Net revenue from services rendered	28	6,532,005	5,940,456	6,196,465
Net income (loss) from financial instruments at amortized cost and at fair value through other comprehensive income	28	1,572,522	1,145,395	(1,559,464)
Net income from financial instruments at fair value through profit or loss	28	6,755,569	6,261,539	7,440,111
Total revenue and income		14,860,096	13,347,390	12,077,112

Operating costs	29	(4,398,923)	(3,871,096)	(3,430,109)
Selling expenses	30	(169,486)	(138,722)	(227,483)
Administrative expenses	30	(5,461,147)	(5,641,233)	(4,692,698)
Other operating income (expenses), net	31	10,638	256,944	324,354
Expected credit losses	14	(360,859)	(94,159)	(92,560)
Interest expense on debt		(617,478)	(402,303)	(135,732)
Share of profit or (loss) in joint ventures and associates	15	73,507	(12,165)	(7,710)
Income before income tax		3,936,348	3,444,656	3,815,174

Income tax credit / (expense)	24	(36,957)	135,555	(222,714)

Net income for the year		3,899,391	3,580,211	3,592,460

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(41,160)	(19,645)	20,977
Gains (losses) on net investment hedge		34,603	17,252	(18,758)
Changes in the fair value of financial assets at fair value through other comprehensive income		556,381	218,106	(549,017)

Other comprehensive income (loss) for the period, net of tax		549,824	215,713	(546,798)

Total comprehensive income for the year		4,449,215	3,795,924	3,045,662

Net income attributable to:
Owners of the Parent company		3,898,702	3,579,050	3,589,416
Non-controlling interest		689	1,161	3,044

Total comprehensive income attributable to:
Owners of the Parent company		4,448,526	3,794,763	3,042,618
Non-controlling interest		689	1,161	3,044

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	33	7.2220	6.4438	6.4211
Diluted earnings per share	33	7.1639	6.2461	6.2588

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 In thousands of Brazilian Reais

]

			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2020		23	6,821,176	3,842,766	230,644	-	-	10,894,609	3,005	10,897,614
Comprehensive income for the year
Net income for the year		-	-	-	-	3,589,416	-	3,589,416	3,044	3,592,460
Other comprehensive income, net		-	-	-	(546,798)	-	-	(546,798)	-	(546,798)
Transactions with shareholders - contributions and distributions
Private issuance of shares		-	-	112,642	-	-	-	112,642	-	112,642
Other equity transactions
Share based plan	32	-	-	561,455	-	-	-	561,455	2	561,457
Other changes in equity		-	-	(4,140)	(18,409)	-	-	(22,549)	(232)	(22,781)
Treasury shares	25(c)	-	-	-	-	-	(171,939)	(171,939)	-	(171,939)
Allocations of the net income for the year
Transfer to capital reserves		-	-	3,589,416	-	(3,589,416)	-	-	-	-
Dividends distributed	25(d)	-	-	-	-	-	-	-	(3,026)	(3,026)
Balances at December 31, 2021		23	6,821,176	8,102,139	(334,563)	-	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the year
Net income for the year		-	-	-	-	3,579,050	-	3,579,050	1,161	3,580,211
Other comprehensive income, net		-	-	-	215,713	-	-	215,713	-	215,713
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	1	70,030	-	-	-	-	70,031	-	70,031
Other equity transactions
Share based plan	32	-	95,241	488,746	-	-	-	583,987	785	584,772
Other changes in equity		-	-	-	(15,059)	-	-	(15,059)	3,556	(11,503)
Treasury shares	25(c)	-	-	-	-	-	(1,814,823)	(1,814,823)	-	(1,814,823)
Allocations of the net income for the year
Transfer to capital reserves		-	-	3,579,050	-	(3,579,050)	-	-	-	-
Dividends distributed	25(d)	-	-	-	-	-	-	-	(1,820)	(1,820)
Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	-	(1,986,762)	17,035,735	6,475	17,042,210

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 In thousands of Brazilian Reais

			Capital reserve
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	Other comprehensive income and Other	Retained Earnings	Treasury shares	Total	Non-Controlling interest	Total Equity
Balances at December 31, 2022		24	6,986,447	12,169,935	(133,909)	-	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the year
Net income for the year		-	-	-	-	3,898,702	-	3,898,702	689	3,899,391
Other comprehensive income, net		-	-	-	549,824	-	-	549,824	-	549,824
Transactions with shareholders - contributions and distributions
Private issuance of shares	25(a)	2	1,886,172	211,152	-	-	-	2,097,326	-	2,097,326
Other equity transactions
Share based plan	32	-	330,000	35,388	-	-	-	365,388	327	365,715
Other changes in equity		-	-	-	(39,466)	-	-	(39,466)	(4,146)	(43,612)
Treasury shares	25(c)	-	(2,785,504)	-	-	-	1,869,645	(915,859)	-	(915,859)
Allocations of the net income for the year
Transfer to capital reserves		-	-	3,898,702	-	(3,898,702)	-	-	-	-
Dividends distributed	25(d)	-	-	(3,542,298)	-	-	-	(3,542,298)	(1,853)	(3,544,151)
Balances at December 31, 2023		26	6,417,115	12,772,879	376,449	-	(117,117)	19,449,352	1,492	19,450,844

XP Inc. and its subsidiaries Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

	Note	2023	2022	2021
Operating activities
Income before income tax		3,936,348	3,444,656	3,815,174

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	16	118,603	110,248	68,618
Amortization of intangible assets	16	133,810	95,629	163,112
Loss or write-off of property, equipment, intangible assets and leases, net	16	32,266	20,805	20,367
Share of profit or (loss) in joint ventures and associates	15	(73,507)	12,165	7,710
Income from share in the net income of associates measured at fair value	15	52,403	54,301	(47,291)
Expected credit losses on financial assets	14	360,859	78,945	92,560
(Reversal of) Provision for contingencies, net	27	9,940	12,305	5,325
Net foreign exchange differences		(470,788)	(301,697)	506,510
Share based plan	32	365,715	584,772	561,457
Interest accrued		637,640	429,222	181,731
(Gain)/Loss on the disposal of investments	15	26,367	-	-

Changes in assets and liabilities
Securities (assets and liabilities)		(12,743,703)	(28,309,585)	(21,857,025)
Derivative financial instruments (assets and liabilities)		1,700,236	(1,550,061)	674,837
Securities trading and intermediation (assets and liabilities)		1,209,000	(1,423,398)	(5,086,154)
Securities purchased under agreements to resell		(4,495,605)	1,937,077	(2,269,321)
Accounts receivable		(53,247)	(157,056)	37,160
Loan operations		(5,596,362)	(9,416,502)	(8,918,608)
Prepaid expenses		22,722	(257,357)	(2,589,213)
Other assets and other financial assets		(437,106)	(3,358,515)	(674,697)
Securities sold under repurchase agreements		711,818	5,508,746	(5,557,999)
Accounts payable		326,344	(308,824)	(133,576)
Financing instruments payable		12,478,690	17,563,948	14,408,581
Social and statutory obligations		126,692	(54,093)	354,764
Tax and social security obligations		17,407	(91,326)	278,609
Retirement plans liabilities		10,675,260	13,812,415	18,533,487
Other liabilities and other financial liabilities		(347,790)	3,938,385	4,271,361
Cash from/(used in) operations		8,724,012	2,375,205	(3,152,521)

Income tax paid		(402,842)	(370,862)	(783,816)
Contingencies paid	27	(52,667)	(2,521)	(2,565)
Interest paid	37	(141,202)	(197,937)	(81,427)
Net cash flows from/(used in) operating activities		8,127,301	1,803,885	(4,020,329)

Investment activities
Acquisition of intangible assets	16 (b)	(130,219)	(82,412)	(217,569)
Acquisition of property and equipment	16 (a)	(66,004)	(44,563)	(135,444)
Acquisition of subsidiaries, net of cash acquired	5	770,887	(69,532)	(40,857)
Investment in associates and joint ventures	15	(65,444)	(174,773)	(756,857)
Disposal of investments	15	29,589	-	-
Net cash flows from/(used in) investing activities		538,809	(371,280)	(1,150,727)

Financing activities
Proceeds from borrowings	37	2,252,550	-	1,570,639
Acquisition of treasury shares	25(c)	(915,859)	(1,814,823)	-
Acquisitions of debt securities issued	37	373,481	1,890,500	4,191,280
Payments of borrowings and lease liabilities	37	(1,966,674)	(101,716)	(76,371)
Payment of debt securities	37	(590,029)	(175,999)	(177,826)
Dividends paid	25(d)	(3,542,298)	-	-
Transactions with non-controlling interests		(4,146)	3,556	(231)
Dividends paid to non-controlling interests	25(d)	(1,853)	(1,820)	(3,026)
Proceeds from SPAC issuance of shares		-	-	1,134,797
Net cash flows from/(used in) financing activities		(4,394,828)	(200,302)	6,639,262

Net increase/(decrease) in cash and cash equivalents		4,271,282	1,232,303	1,468,206

Cash and cash equivalents at the beginning of the fiscal year		4,967,480	3,751,861	2,660,388
Effects of exchange rate changes on cash and cash equivalents		(28,278)	(16,684)	(376,733)
Cash and cash equivalents at the end of the fiscal year		9,210,484	4,967,480	3,751,861
Cash		3,943,307	3,553,126	2,485,641
Securities purchased under agreements to resell	6	2,760,296	646,478	1,071,328
Interbank certificate deposits	7	67,985	252,877	194,892
Other deposits at Central Bank	20	2,438,896	514,999	-

The accompanying notes are an integral part of these consolidated financial statements.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 66.5% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These consolidated financial statements were approved by the Board of Director’s meeting on February 20, 2024 and updated by subsequent events through February 27, 2024 as approved by the executive management.

1.1	Share buy-back program

In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP Inc. may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

On November 4, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program).

The repurchase limit of R$2.0 billion was reached on March 31, 2023, and, therefore, the share buy-back program terminated. At the end of the share buy-back program, the Company repurchased 25,037,192 shares (equivalent to R$ 2,059 million or US$ 394 million), which were acquired at an average price of US$ 15.76 per share, with prices ranging from US$ 10.69 to US$ 24.85.

1.2	Share purchase agreement with Itaú

On June 8, 2022, XP Inc. signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP Inc. purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million (R$ 117 million), or US$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022 to third parties. These shares are held in treasury.

On November 10, 2022, XP Inc. signed a share purchase agreement with Itaúsa S.A. Under this agreement, XP Inc. purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A., equivalent to approximately U$105 million (R$ 562 million), or U$19.10 per share (R$ 102.14 per share). XP Inc. utilized its existing cash to fund this share repurchase.

Those transactions are not part of the share buy-back program (Note 1.1) announced by XP Inc. on May 11, 2022.

1.3	Cancellation of treasury shares

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A shares, totaling an amount of R$ 2,785,504 (5.6% of total issued shares, on this date) held by the Company in treasury (see note 25(c)). Total issued shares count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.

1.4	Termination of shareholders agreement between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A.

On July 10, 2023, XP Inc. announced the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A. originally expected to continue until October 2026. As a result of the termination of its shareholders agreement, Iupar Group will no longer have the right to nominate members to XP Inc’s board of directors, which was reduced from 11 to 9 members.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
1.5	Corporate reorganization

In order to improve corporate structure, Group's capital and cash management, XP Inc is conducting entity reorganizations, as follows:

i) Inversion of financial institutions in Brazil. At the end of the reorganization XP CCTVM will become a wholly owned subsidiary of Banco XP. As of December 31, 2023, up to the date of the consolidated financial statements, the corporate reorganization is not fully concluded and is expected to be completed by the end of 2024. There are some steps which require approval from Brazilian Central Bank and other regulators which may cause the reorganization to be concluded later than expected.

ii) Reorganization of international operations. The entities XP Holding International LLC, XP Advisory US and XP Holding UK Ltd, which are no longer wholly owned subsidiaries of XP Investimentos S.A. and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.

No material impacts on Group’s financial position and results of operations are expected due to the previously described corporate reorganization.

2.	Basis of preparation of the financial statements and changes to the Group’s accounting policies

(i)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), currently described as "IFRS Accounting Standards” by the IFRS Foundation.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The consolidated financial statements are presented in Brazilian reais (“R$”), our functional currency, and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The balance sheet is presented in order of liquidity of assets and liabilities. The timing of their realization or settlement is dependent not just on their liquidity, but also on management’s judgements on expected movements in market prices and other relevant aspects. Certain reclassifications of prior period amounts have been made to conform to the current period presentation.

(ii)	New or revised standards, interpretations and amendments

Certain new accounting standards, interpretations and amendments became effective for the reporting period beginning January 1, 2023. Possible impacts are measured by the Group, and it concluded there is not material impact to the consolidated financial statements.

IFRS 17 – Insurance Contracts: Requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. The Group evaluated the impacts of applying this standard and concluded that it is not material to its consolidated financial statements.

Amendments to IAS 1 – Classification of liabilities as current or non-current: The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current, being effective for annual reporting periods beginning on or after January 1, 2024.

Amendments to IAS 1 – Non-current liabilities with Covenants: The amendment clarifies how conditions that an entity must comply within twelve months after the reporting period affect the classification of liabilities, being effective for annual reporting periods beginning on or after January 1, 2024.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules: The amendment provides a temporary exception of requirements to the initial application regarding deferred tax assets and liabilities related to pillar two income taxes for interim consolidated financial statements but is mandatory for annual reporting periods beginning January 1, 2023. The Group evaluated the impacts of applying these amendments and concluded there are no impacts on the Group´s consolidated financial statements for the current year.

(iii)	Basis of consolidation

The consolidated financial statements comprise the consolidated balance sheets of the Group as of December 31, 2023 and 2022 and the consolidated statements of income and comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years ended December 31, 2023, 2022 and 2021.

a)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 5(ii)).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

b)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
c)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

(iv)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries. Disaggregated information is only reviewed at the revenue level (Note 28), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of income and of comprehensive income and consolidated balance sheet. See Note 28 (c) for a breakdown of revenues and income and selected assets by geographic location.

(v)	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Group functional and presentation currency.

The functional currency for all the Company’s subsidiaries in Brazil is also the Brazilian reais. Certain subsidiaries outside Brazil have different functional currencies, including US Dollar ("USD") and Pound Sterling (“GBP”).

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in the statement of income. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in the statement of income as part of the fair value gain or loss.

(c) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of income and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit and loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

3.	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

(i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of income as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in the statement of income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquirer is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the statement of income.

(ii)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

1) Financial assets

Initial recognition and measurement

On initial recognition, financial assets are classified as instruments measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit and loss (“FVPL”).

The classification of financial assets at initial recognition is based on either (i) the Group’s business model for managing the financial assets and (ii) the instruments’ contractual cash flows characteristics.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are 'Solely Payments of Principal and Interest' (the "SPPI" criterion) on the principal amount outstanding. This assessment is referred to as the SPPI Test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model considers whether the group’s objective is to receive cash flows from holding the financial assets, from selling the assets or a combination of both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date (i.e., the date that the Group commits to purchase or sell the asset).

Classification and subsequent measurement

(i)	Financial assets at FVPL

Financial assets at FVPL include Securities, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. This category includes Securities and Derivative financial instruments, including equity instruments which the Group had not irrevocably elected to classify at FVOCI.

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Group’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Derivative financial instruments, including separated embedded derivatives, are also classified as fair value through profit and loss unless they are designated as effective hedging instruments. The fair value determination for over-the-counter ("OTC") derivatives include components which reflect the counterparty's credit risk (CVA - Credit Valuation Adjustment) and the funding cost above the risk-free rate (FVA - Funding Valuation Adjustment). Financial assets with cash flows that do not meet the SPPI criteria are classified and measured at FVPL, irrespective of the business model.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: (i) the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; (ii) and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in the statement of income. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Investments held in trust account

During the prior period presented in these consolidated financial statements, the Group had a certain class of securities owned by one of our subsidiaries, which qualify as financial instruments, primarily due to their short-term nature. These securities are classified as FVPL. The Group’s investments held in the trust account were comprised of money market funds and are recognized at fair value with the changes in fair value recognized in the consolidated statements of income. The estimated fair value of the investments held in the trust account was determined using available market information.

(ii)	Financial assets at FVOCI

The Group measures financial assets at FVOCI if both of the following conditions are met:

.	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell.

.	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

For financial assets at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of income. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit and loss.

The Group's financial assets at FVOCI includes certain debt instruments.

Upon initial recognition, the Group can elect to classify irrevocably equity investments at FVOCI when they meet the definition of equity under IAS 32 - "Financial Instruments: Presentation" and are not financial assets at FVPL.

The classification is determined on an instrument-by-instrument basis.

Dividends are recognized as income in the profit and loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group has no equity instruments that have been irrevocably classified under this category.

(iii)	Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

.	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows.

.	The contractual terms of the financial asset give rise on specified dates to cash flows that meet the SPPI criteria.

Financial assets at amortized cost are subsequently measured using the Effective Interest Rate ("EIR") method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost mainly includes ‘Securities’, 'Securities purchased under agreements to resell', 'Securities trading and intermediation', ‘Loan operations’, 'Accounts receivable' and 'Other financial assets’.

The Group reclassifies financial assets only when its business approach for managing those assets changes.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	The contractual rights to receive cash flows from the asset have expired.

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset; or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Expected credit loss on financial assets

The Group recognizes expected credit losses ("ECLs") for all financial assets not held at FVPL. ECLs are based on internal statistical models that are monitored and reviewed by the credit risk area.

Due to the features of the credit and credit card portfolio, the internal statistic models are modeled by the credit risk area using specific parameters from historical data of those products were the ECL are measured by inputs of PD (Probability of Default), LGS (Loss Given Default) and EAD (Exposure at Default).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

For the credit and credit card portfolio, the Group classifies assets in three stages to measure the expected credit loss, in which the financial assets migrate from one stage to another in accordance with the changes in credit risk.

Stage 1: all financial assets are initially recognized in this stage. It is understood that a financial asset in this stage does not present a significant increase in risk since initial recognition. The provision for this asset represents the expected loss resulting from possible noncompliance in the next 12 months.

Stage 2: increase of the change in the risk of a default occurring based on internal models since initial recognition or overdue 30 days. If a significant increase in the risk is identified from the initial recognition, and no deterioration is realized, the financial asset falls within this stage. In this case, the amount related to the provision for expected loss reflects the estimated loss of the financial asset's remaining life (lifetime).

Stage 3: overdue 90 days. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Group.

When a financial asset that migrated to stages 2 and 3 shows an improvement in credit risk, that financial asset can return to stage 1 as long as it meets the minimum cure period established by the credit risk area evaluating internal product data.

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. The Group categorizes a loan or receivable for write-off when a debtor fails to make contractual payments more than 360 days past due. Where loans or receivables have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivable due. Where recoveries are made, these are recognized in profit or loss.

For accounts receivables, and other financial contract assets, the Group applies a simplified approach to calculating ECLs. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECLs. The Group has established a provision that is based on its historical credit loss.

For debt instruments at FVOCI, the Group applies the low credit risk simplification at every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group, through its risk management area, applies policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods and procedures are applied in the grant and re-evaluated on a monthly basis using variables that held identify risk.

The procedures applied to identify, measure, control and reduce exposure to credit risk are based on the individual level or grouped by similarity.

Risk management for structured credit operations customers is carried out through analysis complemented by decision-making support tools based on internal risk assessment models.

Standardized customers risk management, that is, which does not qualify as structured operations, is based on automated decision-making and internal risk assessment models, complemented, when the model is not comprehensive or precise enough, by teams of analysts specialized in this type of risk. Credits related to standardized customers are normally considered non-recoverable when they have a historical experience of losses and delays of more than 90 days.

2) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as Derivative financial instruments designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The Group's financial liabilities include 'Securities', 'Derivative financial instruments', 'Securities purchased under agreements to resell', 'Securities trading and intermediation', long-term debts such as 'Borrowings ' and 'Financing Instruments payable – Debt securities', 'Accounts payables' and 'Other financial liabilities’.

Classification and subsequent measurement

(i)	Financial liabilities at FVPL

Financial liabilities at FVPL include securities loaned and derivatives financial instruments designated upon initial recognition as at FVPL.

Financial liabilities are classified as securities loaned if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as fair value through profit and loss unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through profit and loss are recognized in the statement of income.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Securities loaned, and derivative financial instruments are classified as fair value through profit and loss and recognized at fair value.

(ii)	Financial liabilities designated at FVPL

Classification and subsequent measurement

The Group applied the fair value option as an alternative measurement for selected financial liabilities. Financial liabilities can be irrevocably designated as measured at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income. See more information in Note 7(e).

(iii)	Amortized cost

After initial recognition, these financial liabilities are subsequently measured at amortized cost using the Effective Interest Method (“EIR”) method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

This category generally applies to Securities sold under repurchase agreements, ‘Securities trading and intermediation’, 'Borrowings', 'Financing Instruments Payable', 'Accounts payables', ‘Lease liabilities’ and 'Other financial liabilities'.

(iv)	Commitments subject to possible redemption

XPAC Acquisition Corp. redeemable shares

The Group accounted for the common stock subject to redemption in cash held by the non-controlling interest holders of XPAC Acquisition Corp. as a financial liability measured at amortized cost. The instrument is initially recognized at fair value, net of derivative warrant liabilities component and the corresponding eligible transaction costs. The warrant component issued to the non-controlling interest holders of XPAC Acquisition Corp. were separately accounted as derivatives and measured at fair value with the changes in fair value recorded in the statement of income. On July 27, 2023, XPAC Acquisition Corp. was deconsolidated from XP Inc's Financial Statements due to the Purchase and Sponsor Handover Agreement (see note 5(ii)(c)(i)) and the redeemable shares were derecognized from the Group’s financial statements.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

3) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm's length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models (see note 34).

4) Derivative financial instruments and hedging activities – IFRS 9

Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as either:

•	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges), or

•	hedges of a net investment in a foreign operation (net investment hedges).

•	hedges of expected cash flows to be paid on recognized liabilities (cash flow hedges).

At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit and loss over the remaining period until maturity, using a recalculated effective interest rate.

a)	Hedge ineffectiveness

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, the Group uses the Dollar Offset Method. The Dollar Offset Method is a quantitative method that consists of comparing the change in fair value or cash flows of the hedging instrument with the change in fair value or cash flows of the hedged item attributable to the hedged risk.

b)	Derivative warrant liabilities

The Group evaluates if the warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants issued by XPAC Acquisition Corp. are derivatives or contain features that qualify as embedded derivatives in accordance with IFRS 9 – Financial Instruments. The Group’s derivatives instruments are recorded at financial instruments measured at fair value through profit or loss. Accordingly, the Group recognizes the warrants as financial liabilities at fair value and remeasures the warrants at fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Group’s consolidated statements of income. The fair value has been measured based on the listed market price of such warrants. On July 27, 2023, XPAC Acquisition Corp. was deconsolidated from XP Inc's Financial Statements due to the Purchase and Sponsor Handover Agreement (see note 5(ii)(c)(i)) and the warrant liabilities expired.

(iii)	Cash and cash equivalents

Cash is not subject to a significant risk of change in value and are held for the purpose of meeting short-term cash commitments and not for investments or other purposes. Transactions are considered short-term when they have maturities of three months or less from the date of acquisition. For purposes of consolidated statement of cash flows, cash equivalents refer to collateral held securities

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

purchased under agreements to resell, bank deposit certificates measured at fair value through profit and loss and other deposits that are readily convertible into a known cash amount, and for which are not subject to a significant risk of change in value.

(iv)	Securities purchased under agreements to resell and obligations related to securities sold under repurchase agreements

The Group has purchased securities with resale agreement (resale agreements) and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

(v)	Securities trading and intermediation (receivable and payable)

Refers to transactions at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on behalf of and on account of third parties. Brokerages on these transactions are classified as revenues and service provision expenses are recognized at the time of the transactions. These balances are offset, and the net amount shown in the balance sheet when, and only when, there is a legal and enforceable right to offset and the intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amounts due from and to customers represent receivables for securities sold and payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date, respectively. The due from customers balance is held for collection. These amounts are subdivided into the following items:

•	Cash and settlement records - Represented by the registration of transactions carried out on the stock exchanges on its own behalf and for customers, which includes any asset liquidity event; and

•	Debtors/Creditors pending settlement account - debtor or creditor balances of customers, in connection with transactions with fixed income securities, shares, commodities and financial assets, pending settlement as of the statement of reporting date. Sales transactions are offset and, in the event, the final amount is a credit, it will be recorded in liabilities, on the other hand if this amount is debt, it will be recorded in assets, provided that the offset balances refer to the same counterparty.

•	Customer's cash on investment account - represents customer’s cash balances that are held in XP CCTVM.

These amounts are recognized initially at fair value and subsequently measured at amortized cost. At each reporting date, the Group shall measure the loss allowance on amounts due from customers at an amount equal to the lifetime expected credit losses if the credit risk has increased significantly since initial recognition. If, at the reporting date, the credit risk has not increased significantly since initial recognition, the Group shall measure the loss allowance at an amount equal to 12-month expected credit losses. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default in payments are all considered indicators that a loss allowance may be required. If the credit risk increases to the point that it is considered to be credit impaired, interest income will be calculated based on the gross carrying amount adjusted for the loss allowance. A significant increase in credit risk is defined by management as any contractual payment which is more than 30 days past due.

Any contractual payment which is more than 90 days past due is considered credit impaired. The estimated credit losses for brokerage clients and related activity were immaterial for all periods presented.

(vi)	Loan operations

Loan operations consist in arrangements under which clients can borrow stipulated amounts under defined terms and conditions. They are initially measured at its fair value plus transaction costs that are directly attributable to the acquisition and subsequently measured at amortized cost using the effective interest method, less expected credit loss. See note 10 for further information about the Group’s accounting for loan operations and note 3(ii) for a description of the Group’s expected losses on financial assets.

Interest income from these financial assets is included in net income from financial instruments at amortized cost using the effective interest rate method. Any gain or loss arising on derecognition of the loan operations is recognized directly in the statement of income and presented in note 14. Expected credit losses are presented as a separate line item in the statement of income.

(vii)	Prepaid expenses

Prepaid expenses are recognized as an asset in the balance sheet. These expenditures include mainly incentives to IFAs, prepaid software licenses, certain professional services and insurance premiums. Prepaid expenses are amortized in profit and loss in the period in which the benefits of such items are realized.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(viii)	Leases

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional terms. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

(ix)	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit and loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Annual Rate (%)
Data Processing Systems	20%
Furniture and equipment	10%
Security systems	10%
Facilities	10%
Vehicle	10%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in the statement of income.

(x)	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of (i) the consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. If the total of the consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, which is the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment.

ii)	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete, and the asset is ready for use, and are amortized on a straight-line basis, during the period which is expected economic benefits generation to the Group. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such assets.

iii)	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than softwares are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2023 and 2022, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may not be recoverable. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in the statement of income in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years) (*)
Software	3-5
Internally developed intangible	3-7
Customer list	2-8
Trademarks	10-20

Gains and losses recognized in profit and loss resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(xi)	Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-generating units (CGU's)). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination, which are identified at the operating segment level.

Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at the balance sheet date. The impairment of goodwill recognized in the statement of income is not reversible.

(xii)	Taxes

i)	Current income and social contribution taxes

Each of Group’s entities pay Federal Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) under one of two different methods:

•	Actual Profit Method (“APM”), where the taxpayer calculates both taxes based on its actual taxable income, after computing all income, gains and tax-deductible expenses, including net operating losses of prior years. Taxes calculated under the APM method are due quarterly or annually depending on entity’s adoption through the first collection document of each calendar year. APM annual method requires taxpayers to make monthly prepayments of IRPJ and CSLL during the calendar-year.

•	Presumed Profit Method (“PPM”), where the taxpayer calculates IRPJ and CSLL applying a presumed profit margin over the operating revenues. It is important to emphasize that the profit margin is defined by the Brazilian Revenue Service (“RFB”) according to the type of services rendered and/or goods sold. Under the PPM method, both taxes are due on a quarterly basis and no prepayment is required during the quarters. This method can be adopted only by entities with gross revenue up to an annually revised threshold determined by tax authorities.

The tax rates applicable to APM or PPM are also defined according to entities’ main activity:

•	Federal Income Tax (IRPJ) – tax rate of 15% calculated on taxable income and a surcharge of 10% calculated on the taxable income amount that exceeds R$ 20 per month (or R$ 240 annually).

•	Social Contribution on Net Income (CSLL) – tax rate of 9% calculated on taxable income. However, banks (i.e., Banco XP and Banco Modal) are subject to a higher CSLL rate of 20%, while all other companies treated as financial entities for tax purposes (i.e., XP CCTVM, Modal DTVM, XP DTVM and XP Vida e Previdência) are subject to a CSLL rate of 15%.

As of July 2021, the rate of CSLL was increased by 5% for all Brazilian financial entities until December 2021. Therefore, Brazilian banks were subject to a CSLL rate of 25% and all other financial entities, including insurance companies, were subject to a rate of 20% by means of Law 13.148/2021.

As of January 2022, the tax rate returned to the regular percentage of 20% for banks and 15% for all other financial entities, including insurance companies.

As of August 2022, by means of federal Law 14.446 the CSLL rate was increased in 1% for all Brazilian Financial entities until December 2022. Therefore, during that period between August and December 2022, Brazilian banks were subject to a CSLL rate of 21% and all other financial entities, including insurance companies, were subject to a rate of 16%. With the ending of Law 14.446/2022 enforceability, the rates of CSLL applied for banks returned to the regular level of 20%, and 15% for all other financial entities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
ii)	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit and loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention is to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

iii)	Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the balance sheet, and net of corresponding revenue or cost/expense, in the statement of income.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

•	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 28) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 12) and are offset monthly against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The non-cumulative method is mandatory to companies that calculate income tax under the Actual Profit Method (APM). The applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively.

Otherwise, the cumulative method should be adopted by entities under the Presumed Profit Method (PPM) and is also mandatory to Financial and Insurance Companies. The rates applicable to companies under PPM are PIS 0.65% and COFINS 3.00%. Financial entities (i.e., XP CCTVM, Modal DTVM, Banco Modal, Banco XP and XP DTVM) and insurance companies (i.e., XP Vida e Previdência) have a different percentage of COFINS with the surcharge of 1.00%, totaling 4.00%.

The tax on services (“ISS”) is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 28) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. Currently, XP Group’s entities are based majoritarily in the cities of São Paulo and Rio de Janeiro then, revenues perceived by those companies are subject to rates defined by those cities’ Laws.

(xiii)	Equity security loans

Represent liabilities to return cash proceeds from security lending transactions. Securities lending transactions are used primarily to earn spread income which relates mainly to equity securities received with a fixed term payable, based on the fair value of the securities plus pro rata interest over the period of the equity security loan. Equity securities borrowed are recognized as unrestricted assets on the statement of financial position and may be sold to third parties. The equity security loans are recorded as a trading liability and measured at fair value with any gains or losses included in the income statement under net fair value gains/(losses) on financial instruments (Note 28 b).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(xiv)	Debt securities and Borrowings

Debt securities classified as Debentures, Bonds, Promissory Notes and Borrowings are initially recognized at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any differences between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense on debt in the statement of income.

(xv)	Accounts payables

Accounts payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

(xvi)	Retirement plans liabilities

Retirement plans, relates to accumulation of financial resources, called PGBL (Plan Generator of Benefits), a plan that aims at accumulating funds for participant’s retirement in life, and VGBL (Redeemable Life Insurance), a financial product structured as a pension plan. In both products, the contribution received from the participant is applied to a Specially Constituted Investment Fund (“FIE”) and accrues interest based on FIE investments.

The retirement plans offered by the Group do not contain significant insurance risk where the Group accepts significant insurance risk from participants by agreeing to compensate them if a specified uncertain future event adversely affects them. These products also do not contain any discretionary participation features. Therefore, the contracts are accounted for under the scope of IFRS 9 - Financial Instruments (“IFRS 9”).

(xvii)	Provisions

Provisions for legal claims (labor, civil and tax) and other risks are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

(xviii)	Employee benefits

i)	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

ii)	Share-based plan

The establishment of the shared-based plan was approved by the board of Director’s meeting on December 6, 2019.

The Group launched two share-based plans, the Restricted Stock Unit (“RSU”) and the Performance Share Unit (“PSU”). The shared-based plans are designed to provide long-term incentives to certain employees, directors, and other eligible service providers in exchange for their services. For both plans, management commits to grant shares of XP Inc to the defined participants.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The cost of share-based compensation is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

The total amount to be expensed is determined by reference to the fair value of the tranche shares granted at the grant date, which is also based on:

•	Including any market performance conditions;

•	Including the impact of any non-market performance vesting conditions (i.e., remaining an employee of the entity over a specified time), and;

•	Including the impact of any non-vesting conditions (i.e., the requirement for participants to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions have to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

When the shares are vested, the Company transfers the correspondent number of shares to the participant. The shares received by the participants, net of any directly attributable transaction costs (including withholding taxes), are credited directly to equity.

The significant judgments, estimates and assumptions regarding share-based payments and activity relating to share-based payments are discussed further in note 32.

iii)	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the owners of the Company after certain adjustments, and distributed based on individual and collective performance, including qualitative and quantitative indicators.

Employee profit-sharing terms are broadly established by means of annual collective bargaining with workers’ unions. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(xix)	Share capital

Common shares are classified in equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xx)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in capital reserves. The cancellation of treasury shares is recorded as a reduction in treasury shares against capital reserves, at the average price of treasury shares at the cancellation date.

(xxi)	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary and preferred shares by the weighted average number of ordinary and preferred shares outstanding during the year, adjusted for bonus elements in ordinary and preferred shares issued during the year and excluding treasury shares (note 33).

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential common and preferred shares, and the weighted average number of additional common and preferred shares that would have been outstanding assuming the conversion of all dilutive potential common and preferred shares (note 33).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(xxii)	Revenue and income

1)	Revenue from contracts with customers

Revenue is recognized when the Group has transferred control of the services to the customers, in an amount that reflects the consideration the Group expects to collect in exchange for those services.

The Group applies the following five steps: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when or as the entity satisfies a performance obligation.

Revenue is recognized net of taxes collected from customers, which are subsequently remitted to governmental authorities.

The Group has discretion to involve and contract a third-party provider in providing services to the customer on its behalf. The Group presents the revenues and associated costs to such third-party providers on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent. Generally, the Group is deemed to be the principal in these arrangements because the Group controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.

The Group main types of revenues contracts are:

i)	Brokerage commission

Brokerage commission revenue consists of revenue generated through commission-based brokerage services on each transaction carried out on, for example, the stock exchanges for customers, recognized at a point in time (trade date) as the performance obligation is satisfied.

ii)	Securities placement

Securities placement revenue refers to fees and commissions earned on the placement of a wide range of securities on behalf of issuers and other capital raising activities, such as mergers and acquisitions, including related finance advisory services. The act of placing the securities is the sole performance obligation and revenue is recognized at the point in time when the underlying transaction is complete under the engagement terms and it is probable that a significant revenue reversal will not occur.

iii)	Management fees

Management fees relate substantially to (i) services as investments advisor from funds, investment clubs and wealth management; and (ii) distributions of quotas from investments funds managed by others. Revenue is recognized over the period of time when this performance obligation is delivered, and generally based on an agreed-upon fixed percentage of the net asset value of each fund on a monthly basis. A part of management fees is performance-based (performance fees), which are recognized for the delivery of asset management services and calculated based on appreciation of the net asset value of the funds, subject to certain thresholds, such as internal rates of returns or hurdle rates in accordance with the terms of the fund’s constitution. Performance fees, which includes variable consideration, are only recognized after an assessment of the facts and circumstances and when it is highly probable that significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

iv)	Insurance brokerage fee

Refers to insurance brokerage, capitalization, retirement plans and health insurance through the intermediation of the sale of insurance services.

Revenues are recognized after the provision of brokerage services to insurers. Products that were sold through XP Corretora de Seguros are inspected monthly, and amounts received from commission are recognized as revenue at a point in time as the performance obligation is satisfied.

v)	Educational services

Educational revenue relates to advising and consulting on finance, financial planning, business management and the development of courses and business training programs in the national territory through the development and management of courses.

vi)	Commissions fees

Commissions fees are recognized when XP provides or offers services to customers, in an amount that reflects the consideration XP expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

vii)	Interchange Fee

Interchange fees revenue represents fees for authorizing and providing settlement on credit and debit card transactions processed through the Visa networks and is determined as a variable percentage - depending on the type of establishment in which the customer buys - of the total payment processed when the Group’s customers use XP’s cards. The fees are recognized on completion of the transaction and once the Group has completed its performance obligations under the contract.

viii)	Other services

Other services refer to revenue related to finance advisory services, advertisements on the Group’s website and sponsorship on events held by the Group.

2)	Net income from financial instruments

Net income from financial instruments includes realized gains and losses on the sales of investments, unrealized gains and losses resulting from our investments measured at fair value and interest earned on both cash balances and investments in connection with our trading activities. These gains and losses are outside the scope of IFRS 15 but in scope of IFRS 9 – Financial Instruments, and the related accounting policies are disclosed in Note 3.

4.	Significant accounting judgements, estimates and assumptions

The preparation of the financial statements according to accounting policies described in Note 3 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Information about uncertainties on assumptions and estimates that have a significant risk of resulting in a material adjustment in the future fiscal year is included as follows:

(i)	Estimation fair value of certain financial assets

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(ii)	Expected credit losses on financial assets

The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

(iii)	Recognition of deferred tax asset for carried-forward tax losses

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

The Group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiaries where a deferred tax asset has been recognized.

(iv)	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the use of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(v)	Impairment of non-financial assets, including goodwill

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

(vi)	Provision for contingent liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceedings is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

(vii)	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

5.	Group structure

(i)	Subsidiaries

The following are the direct and indirect interests of Company in its subsidiaries for the purposes of these consolidated financial statements:

			% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2023	2022	2021

Directly controlled
XP Investimentos S.A.	Brazil	Holding	100.00%	100.00%	100.00%
XPAC Sponsor LLC	Cayman	Special Purpose Acquisition (SPAC) Sponsor	100.00%	100.00%	100.00%
XProject LTD	Cayman	Holding	100.00%	100.00%	100.00%
XP Holding International LLC	USA	International financial holding	100.00%	100.00%	100.00%
XP Advisory US	USA	Investment advisor	100.00%	100.00%	100.00%
XP Holding UK Ltd	UK	International financial holding	100.00%	100.00%	100.00%
XP Controle 6 Participações S.A. (iv)	Brazil	Holding	100.00%	-	-

Indirectly controlled
XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	Brazil	Broker-dealer	100.00%	100.00%	100.00%
XP Vida e Previdência S.A. (iii)	Brazil	Retirement plans and insurance	100.00%	100.00%	100.00%
Banco XP S.A.	Brazil	Multipurpose bank	100.00%	100.00%	100.00%
XP Controle 3 Participações S.A.	Brazil	Financial holding	100.00%	100.00%	100.00%

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2023	2022	2021
XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	Brazil	Digital content services	100.00%	100.00%	100.00%
Tecfinance Informática e Projetos de Sistemas Ltda.	Brazil	Rendering of IT services	99.70%	99.73%	99.73%
XP Corretora de Seguros Ltda.	Brazil	Insurance broker	99.99%	99.99%	99.99%
XP Gestão de Recursos Ltda.	Brazil	Asset management	95.50%	95.60%	94.90%
XP Finanças Assessoria Financeira Ltda.	Brazil	Investment consulting services	99.99%	99.99%	99.99%
Infostocks Informações e Sistemas Ltda.	Brazil	Mediation of information systems	100.00%	99.99%	99.99%
XP Advisory Gestão Recursos Ltda.	Brazil	Asset management	99.53%	99.55%	99.54%
XP Vista Asset Management Ltda.	Brazil	Asset management	99.99%	99.99%	99.50%
XP Controle 4 Participações S.A.	Brazil	Insurance holding	100.00%	100.00%	100.00%
XP Investments UK LLP	UK	Inter-dealer broker and Organized Trading Facility (OTF)	100.00%	100.00%	100.00%
XP Private Holding UK Ltd	UK	Investment advisor	100.00%	100.00%	100.00%
XP Investments US, LLC	USA	Broker-dealer	100.00%	100.00%	100.00%
XP PE Gestão de Recursos Ltda.	Brazil	Asset management	98.10%	98.70%	98.70%
Antecipa S.A.	Brazil	Receivables financing market	100.00%	100.00%	100.00%
XP Allocation Asset Management Ltda.	Brazil	Asset management	99.97%	99.99%	99.99%
XP Eventos Ltda.	Brazil	Media and events	100.00%	100.00%	99.90%
DM10 Corretora de Seguros Ltda.	Brazil	Insurance broker	100.00%	100.00%	100.00%
XP Comercializadora de Energia Ltda.	Brazil	Energy trading	100.00%	100.00%	100.00%
XPAC Acquisition Corp. (vi)	Cayman	Special Purpose Acquisition (SPAC)	-	20.00%	20.00%
XP Distribuidora de Títulos e Valores Mobiliários	Brazil	Securities dealer	100.00%	100.00%	100.00%
Instituto de Gestão e Tecnologia da Informação Ltda.	Brazil	Educational content services	100.00%	100.00%	100.00%
Xtage Intermediação S.A.	Brazil	Digital assets	100.00%	100.00%	100.00%
XP Administradora de Benefícios Ltda.	Brazil	Individual health plan intermediation	100.00%	100.00%	-
BTR Administração e Corretagem de Seguros S.A. (ii)	Brazil	Retirement plans and insurance	100.00%	100.00%	-
XP Representação Seguros Ltda. (iv)	Brazil	Insurance broker	100.00%	-	-
Banco Modal S.A. (ii)	Brazil	Multipurpose bank	100.00%	-	-
Modal Assessoria Financeira Ltda. (ii)	Brazil	Investment consulting services	100.00%	-	-
Modal Distribuidora de Títulos e Valores Mobiliários Ltda. (ii)	Brazil	Securities dealer	100.00%	-	-
Modalmais Treinamento e Desenvolvimento Ltda. (ii)	Brazil	Professional training services	100.00%	-	-
Modal Corretora de Seguros Ltda. (ii)	Brazil	Insurance broker	100.00%	-	-
Eleven Serviços de Consultoria e Análise S.A. (ii)	Brazil	Investment consulting services	100.00%	-	-
Banking and Trading Desenvolvimento de Sistemas Ltda. (“Carteira Global”) (ii)	Brazil	Softwares development services	100.00%	-	-
Refinaria de Dados – Análise de Dados Ltda. (ii)	Brazil	Digital content services	100.00%	-	-
Hum Bilhão Educação Financeira Ltda. (ii)	Brazil	Digital content services	100.00%	-	-
Vaivoa Educação Financeira Ltda. (ii)	Brazil	Digital content services	100.00%	-	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2023	2022	2021
Modal As a Service S.A. (ii)	Brazil	Financial services	100.00%	-	-
Galapos Consultoria e Participações Ltda. (ii)	Brazil	Consulting services	100.00%	-	-
W2D Tecnologia e Soluções Ltda. (ii)	Brazil	Rendering of IT services	100.00%	-	-
XP Controle 5 Participações Ltda.	Brazil	Holding	100.00%	96.00%	92.00%
XP Sports Asset Management Ltda. (ii)	Brazil	Asset management	100.00%	-	-
Carteira Online Controle de Investimentos Ltda. – ME (v)	Brazil	Investment consolidation platform	-	100.00%	99.99%
Track Índices Consultoria Ltda.	Brazil	Index provider	-	-	100.00%
Habitat Capital Partners (v)	Brazil	Asset management	-	99.99%	-
Consolidated investments funds
Aetos Energia Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	-	-
Consignado Público XP Fundo de Investimento em Direitos Creditórios	Brazil	Investment fund	100.00%	-	-
Falx Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Gladius Fundo de Investimento Multimercado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Scorpio Debentures Incentivadas Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
SMF Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	-	-
Javelin Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade Fundo de Investimento em Cotas de Fundos de Investimento em Direitos Creditórios NP	Brazil	Investment fund	100.00%	100.00%	100.00%
Frade III Fundo de Investimento em Cotas de Fundo de Investimento Multimercado Crédito Privado	Brazil	Investment fund	100.00%	100.00%	100.00%
Coliseu Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
NIMROD Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP High Yield Fund SP	Cayman	Investment fund	100.00%	100.00%	100.00%
XP International Fund SPC	Cayman	Investment fund	100.00%	100.00%	100.00%
XP Managers Fundo de Investimento em Participações Multiestratégia	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Alesia Fund SP CL Shares - Brazil Internacional Fund SPC.	Cayman	Investment fund	100.00%	100.00%	100.00%
Newave Fundo de Investimento em Participações Multiestratégia (v)	Brazil	Investment fund	-	100.00%	100.00%
Endor Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Brazil	Investment fund	100.00%	100.00%	100.00%
XP Phalanx CT Fund	Cayman	Investment fund	100.00%	100.00%	-
MM Macadâmia FIM CP IE (ii)	Brazil	Investment fund	100.00%	-	-
MM Hedge Icon (ii)	Nassau	Investment fund	99.37%	-	-
Suécia I Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	-	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
% of Group’s interest (i)
Entity name	Country of incorporation	Principal activities	2023	2022	2021
Suécia II Fundo de Investimento Multimercado (ii)	Brazil	Investment fund	100.00%	-	-

(i) The percentage of participation represents the Group’s interest in total capital and voting capital of its subsidiaries.

(ii) New subsidiaries acquired in 2023 and 2022. See further details in Note 5 (ii) Business combinations, below.

(iii) Subsidiary incorporated in 2018 for operating in the retirement plans and life insurance business, which is regulated by the Superintendency of Private Insurance (SUSEP) in Brazil.

(iv) New subsidiaries and investment funds incorporated in the year.

(v) Subsidiaries and investment funds closed or consolidated by other funds/companies during the year.

(vi) Subsidiaries which the Group holds or has held the operational control. The operational control refers to relevant rights the Company have over the subsidiary, that includes, among other topics, the right to nominate the directors and propose the target entity for merger.

(ii)	Business combinations and other developments

(a)	Acquisitions in 2023

(i)	Banco Modal S.A.

On January 6, 2022, XP Inc entered into a binding agreement to acquire up to 100% of Banco Modal's total shares, in a non-cash equity exchange transaction.

The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Brazilian Central Bank (BACEN) in June 2023. The closing occurred on July 1, 2023, the date on which the Group obtained control of 704,200,000 issued shares of Banco Modal S.A. Under the terms of this transaction, on the closing date, Banco Modal's former shareholders received 18,717,771 of newly issued XP Inc's BDRs at the price of R$ 112.05 per unit of BDRs, paid in consideration for the acquisition of 100% of Banco Modal's shares. This quantity of BDRs reflects the initial consideration of 19.5 million BDRs adjusted for the interest on equity amount of R$ 82,052, distributed by Banco Modal between the signing date of the binding agreement and the closing date of the transaction.

On the settlement date with Banco Modal's former shareholders, the transaction was recorded in accordance with Banco Modal's net assets fair value as of July 1, 2023, with an allocation of the purchase price between (i) the amount of fair value of the identifiable assets acquired and liabilities assumed and (ii) the goodwill arising at this date, corresponding to the difference between the total consideration transferred and the fair value of identifiable assets acquired and liabilities assumed. The total consideration transferred corresponds to the fair value of the 18,717,771 XP Inc BDR's at the closing date for an amount of R$ 2,097,326. The goodwill is R$ 1,232,547 and is attributable to the workforce and the high profitability of the acquired business.

The table below shows, on the closing date of the transaction, the fair value attributed to each of the identified intangible assets not recorded in the acquiree's balance sheet, as well as the fair value measurement method and their useful lives:

Identified assets at the acquisition date	Amount	Method	Expected useful life
Retail client portfolio	169,828	Multi-Period Excess Earnings	6 years, 11 months
Institutional client portfolio	51,629	Multi-Period Excess Earnings	4 years, 6 months
Core deposits	134,273	With and Without	9 years, 6 months
Trademarks	29,909	Relief-from-Royalty	5 years
Softwares	4,311	Cost Approach	5 years
Total	389,950

For the period from July 1, 2023 to December 31, 2023, Banco Modal contributed R$ 93,611 to XP Inc's net income and R$ 343,258 to XP Inc's net revenues. If the acquisition date was on the beginning of the reporting period, XP Inc's combined unaudited net income and revenue for the year ended December 31, 2023, would be R$ 3,595,461 and R$ 14,896,966, respectively.

The table below shows the fair value of the net assets acquired and the preliminary allocation of the purchase price consideration (including goodwill arising on the acquisition), as well as the impacts on the Group's cash flows:

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Fair value of net assets acquired	July 1, 2023
Assets
Cash and cash equivalents	770,887
Financial assets	4,295,122
Investments in associates and joint ventures	765
Property and equipment	39,532
Intangible assets	67,663
Other assets	751,682
Total assets	5,925,651

Liabilities
Financial liabilities	4,667,146
Other liabilities	783,675
Total liabilities	5,450,822
Net assets at fair value	474,829
Identified assets
Client portfolios	221,457
Core deposits	134,273
Trademarks	29,909
Software	4,311
Total identified assets	864,779
Goodwill determination
Purchase consideration transferred	2,097,326
(Less) fair value of identified assets	(864,779)
Goodwill	1,232,547
Analysis of cash flow on acquisition
Net cash acquired with the subsidiary	770,887
Issuance of shares – XP Inc (non-cash)	-
Net of cash flow on acquisition (investing activities)	770,887

(b)	Acquisitions in 2022

(ii)	Habitat

On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The closing occurred in May 2022 and the total consideration is R$65,353. The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Habitat
Assets
Cash	275
Accounts Receivable	4,977
Securities	240
Property and equipment	251
Other assets	1,063
6,806
Liabilities
Tax and social security obligations	(1,424)
Other liabilities	(66)

Total identifiable net assets at fair value	5,316

Goodwill arising on acquisition	60,037
Purchase consideration transferred	65,353

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The total consideration of R$65,353, which have been fully settled, was composed of: i) R$52,416 paid in cash and ii) R$12,937 as a fair value of the contingent consideration. In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.

During the year ended December 31, 2023, Habitat was merged into XP Vista Asset Management. The merger had no impact on the consolidated financial statements

(ii) BTR Benefícios e Seguros

On August 15, 2022, the Group exercised its call options over the equity of BTR Benefícios e Seguros (“BTR”) which allowed the Group to acquire up to 100% of the total share of the company. This acquisition will allow the Group to further strengthen its operations on the Health and Benefits front, with a focus on corporate customers. The management of health plans today is a priority topic on the corporate market agenda as it represents, in Brazil, one of the largest costs to most companies. The closing occurred on October 03, 2022, and the total consideration paid, in cash, was R$1,254. This acquisition is not considered material for XP Inc. consolidated financial statements. No goodwill was recognized in this transaction.

(c)	Other developments

(i)	SPAC Transactions

On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with SuperBac, a Brazilian biotechnology company.

On May 2, 2023, SuperBac informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with SuperBac, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC.

Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to the agreement, XPAC Sponsor LLC transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.

The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023, the date on which the Group ceases to control XPAC.

(ii)	Minority stake acquisitions

XP Inc. entered in agreements through its subsidiary XP Controle 5 Participações Ltda. to acquire a minority stake in Monte Bravo Holding JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”) and Ctrl+e Participações Ltda. (“Ável”). These companies were part of XP Inc’s IFAs network.

The total fair value consideration recorded for those acquisitions during the period ended December 31, 2023, is R$ 834,743, including the goodwill in a total amount of R$ 537,671 (Note 15). During the year ended December 31, 2023, R$ 45,000 of the total consideration was paid in cash. See note 37(ii).

(iii)	Termination of XTAGE client operations

On October 18, 2023, XP Inc announced the termination of XTAGE's operations, which took place on December 15, 2023. XTAGE's operations were not considered material to the Group. After termination, XP Inc's customers can continue to have exposure to digital assets through funds (including Exchange-traded Funds, ETFs) regulated by the Brazilian securities commission (CVM).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

6.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	2023	2022
Collateral held	3,891,759	834,975
National Treasury Notes (NTNs) (i)	2,013,366	645,188
National Treasury Bills (LTNs) (i)	820,487	-
Financial Treasury Bills (LFTs) (i)	799,417	-
Debentures (ii)	89,234	84,065
Real Estate Receivable Certificates (CRIs) (ii)	80,565	82,633
Other	88,690	23,089
Collateral repledge	11,000,022	6,771,526
National Treasury Bills (LTNs) (i)	2,416,143	227,713
Financial Treasury Bills (LFTs) (i)	900,245
National Treasury Notes (NTNs) (i)	116,583	2,842,159
Debentures (ii)	4,258,213	929,346
Real Estate Receivable Certificates (CRIs) (ii)	2,436,462	2,019,639
Agribusiness Receivables Certificates (CRAs) (ii)	459,896	101,091
Agribusiness Credit Bill (LCAs) (ii)	-	171,730
Interbank Deposits Certificates (CDIs) (ii)	304,572	-
Other	107,908	479,848
Expected Credit Loss (iii)	(2,803)	(2,681)
Total	14,888,978	7,603,820

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in exclusive funds

(ii) Refers to corporate debt assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

As of December 31, 2023, securities purchased under resale agreements were carried out at average interest rates of 11.85% p.a. (13.65% p.a. as of December 31, 2022).

As of December 31, 2023, the amount of R$ 2,760,296 (December 31, 2022 - R$ 646,478), from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	2023	2022
National Treasury Bills (LTNs)	3,274,568	8,569,145
National Treasury Notes (NTNs)	8,456,861	12,347,218
Financial Treasury Bills (LFTs)	1,867,365	533,509
Debentures	8,776,735	1,831,846
Real Estate Receivable Certificates (CRIs)	9,201,853	6,471,410
Financial credit bills (LFs)	954,447	1,111,890
Agribusiness Receivables Certificates (CRAs)	808,682	925,073
Total	33,340,511	31,790,091

As of December 31, 2023, securities sold under repurchase agreements were agreed with average interest rates of 10.91% p.a. (December 31, 2022 – 13.65% p.a.).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
7.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

	2023				2022
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair Value	Group portfolio	Retirement plan assets (i)

Financial assets
At fair value through profit or loss
Available portfolio	102,381,532	103,282,212	46,930,511	56,351,701	86,273,732	86,336,920	40,648,295	45,688,625
Brazilian onshore sovereign bonds	29,587,276	30,172,040	28,000,854	2,171,186	25,262,407	25,127,998	22,799,302	2,328,696
Investment funds	55,922,364	55,922,364	3,022,360	52,900,004	42,274,069	42,274,069	2,389,131	39,884,938
Stocks issued by public-held company	3,981,237	3,981,237	3,642,365	338,872	5,494,957	5,494,957	5,155,761	339,196
Debentures	4,642,827	4,575,326	4,133,285	442,041	5,013,524	4,990,882	2,768,843	2,222,039
Structured notes	90,876	113,816	113,816	-	243,790	285,560	285,560	-
Bank deposit certificates (ii)	756,066	765,741	663,985	101,756	525,778	541,294	523,859	17,435
Agribusiness receivables certificates	1,132,479	1,200,254	1,183,214	17,040	1,998,287	1,984,686	1,964,977	19,709
Real estate receivable certificates	1,843,651	1,924,269	1,921,927	2,342	1,799,625	1,803,111	1,800,671	2,440
Financial credit bills	435,425	469,943	153,994	315,949	663,589	738,028	16,981	721,047
Real estate credit bill	29,126	29,157	29,157	-	2,299,236	2,302,124	2,302,124	-
Agribusiness credit bills	101,796	103,541	103,541	-	254,300	256,129	256,129	-
Commercial notes	803,256	892,569	886,149	6,420	64,568	65,837	10,517	55,320
Others (iv)	3,055,153	3,131,955	3,075,864	56,091	379,602	472,245	374,440	97,805
Investments held in trust accounts	-	-	-	-	1,176,084	1,176,084	1,176,084	-
US government bonds (iii)	-	-	-	-	1,176,084	1,176,084	1,176,084	-
Total	102,381,532	103,282,212	46,930,511	56,351,701	87,449,816	87,513,004	41,824,379	45,688,625

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within the investment funds line. As of December 31, 2023, those assets represent R$ 202,678 (December 31, 2022 - R$183,732).

(ii)	Bank deposit certificates include R$67,985 (December 31, 2022 – R$252,877) presented as cash equivalents in the statements of cash flows.

(iii)	Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement. See note 5(ii)(c)(i).

(iv)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)	Securities at fair value through other comprehensive income are presented in the following table:

	2023		2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	41,023,844	41,343,987	33,532,740	32,931,403
Brazilian offshore sovereign bonds	-	-	1,379,129	1,321,258
Foreign sovereign bonds	2,669,993	2,718,963	-	-
Corporate bonds	-	-	238,730	226,007
Total	43,693,837	44,062,950	35,150,599	34,478,668

c)	Securities evaluated at amortized cost are presented in the following table:

	2023		2022
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	3,773,404	3,772,534	5,835,971	5,834,628
Foreign sovereign bonds	-	-	1,743,688	1,742,311
Rural product note	616,083	615,576	507,131	506,927
Commercial notes	2,472,006	2,467,311	1,188,237	1,188,237
Total	6,861,493	6,855,421	9,275,027	9,272,103

(i) Includes expected credit losses in the amount of R$ 6,072 (December 31, 2022 – R$ 2,924). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 14.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	2023		2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities	19,949,021	19,949,021	13,048,246	13,048,246

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	2023		2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	594,332	474,053	567,838	481,019

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the period ended December 31, 2023.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2023 for instruments for which the fair value option has been elected.

			2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	594,332	474,053	(120,279)

f)	Securities classified by maturity:

		Assets		Liabilities
	2023	2022	2023	2022

Financial assets
At fair value through PL and at OCI
Current	74,520,326	73,569,049	19,949,021	13,048,246
Non-stated maturity	47,996,237	49,001,359	19,949,021	13,048,246
Up to 3 months	18,207,233	18,739,708	-	-
From 4 to 12 months	8,316,856	5,827,982	-	-

Non-current	72,824,836	48,422,623	474,053	481,019
After one year	72,824,836	48,422,623	474,053	481,019

Evaluated at amortized cost
Current	4,560,263	7,952,328	-	-
Up to 3 months	2,015,126	3,327,313	-	-
From 4 to 12 months	2,545,137	4,625,015	-	-

Non-current	2,295,158	1,319,775	-	-
After one year	2,295,158	1,319,775	-	-

Total	154,200,583	131,263,775	20,423,074	13,529,265

The reconciliation of expected loss to financial assets at amortized cost segregated by stage is demonstrated in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
8.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures. The fair value of derivative financial instruments, comprised of futures, forward, options, and swaps operations, is determined in accordance with the following criteria:

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers, thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller of the right. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

Positions with derivative financial instruments as of December 31, 2023 and 2022 are shown below:

						2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	3,053,641,595	15,982,949	85	6,240,115	6,455,786	3,287,048
Swap contracts	392,133,687	3,883,112	11	381,744	531,023	2,970,345
Forward contracts	125,343,466	2,889,964	3	2,508,142	250,756	131,066
Future contracts	8,005,705	977,441	1	833,172	104,758	39,511
Total	3,579,124,453	23,733,466	100	9,963,173	7,342,323	6,427,970

Liabilities
Options	2,308,283,883	17,970,099	74	5,996,813	5,601,569	6,371,717
Swap contracts	403,391,373	3,448,067	13	56,590	842,922	2,548,555
Forward contracts	82,074,317	2,705,166	3	2,216,996	250,030	238,140
Future contracts	311,303,078	662,084	10	29,918	79,459	552,707
Total	3,105,052,651	24,785,416	100	8,300,317	6,773,980	9,711,119

	2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Swap contracts	1,253,758,408	5,542,340	94	1,209,290	1,931,618	2,401,432
Forward contracts	32,705,136	2,828,613	2	62,729	350,012	2,415,872
Future contracts	16,058,162	549,953	1	352,796	132,119	65,038
Options	34,679,065	296,249	3	73,621	222,628	-
Total	1,337,200,771	9,217,155	100	1,698,436	2,636,377	4,882,342

Liabilities
Options	852,098,826	7,086,946	84	1,387,988	1,781,457	3,917,501
Forward contracts	13,755,838	839,421	1	44,526	261,669	533,226
Future contracts	13,548,954	511,167	1	150,119	224,932	136,116
Swap contracts	140,039,765	161,574	14	53,421	72,349	35,804
Others (i)	84,184	6,301	-	6,301	-	-
Total	1,019,527,567	8,605,409	100	1,642,355	2,340,407	4,622,647

(i)	Related to Public Warrants liabilities issued by XPAC Acquisition Corp.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Derivatives financial instruments by index:

	2023		2022
	Notional	Fair Value	Notional	Fair Value
Swap Contracts
Asset Position
Interest	367,589,959	1,863,359	20,616,960	739,698
Foreign exchange	6,446,652	611,709	1,647,089	15,906
Share	17,870,871	1,363,195	10,302,018	2,054,430
Commodities	226,205	44,849	139,069	18,579

Liability Position
Interest	403,391,373	(3,448,067)	13,106,906	(630,539)
Foreign exchange	-	-	648,932	(208,882)
Forward Contracts
Asset Position
Foreign exchange	100,765,753	341,835	15,516,883	213,311
Share	-	-	305,614	306,516
Interest	24,577,713	2,548,129	233,977	30,126
Commodities	-	-	1,688	-

Liability Position
Foreign exchange	60,387,358	(759,693)	13,548,954	(511,167)
Interest	21,686,959	(1,945,473)	-	-
Future Contracts
Purchase commitments
Foreign exchange	387,663	908	6,041,572	1,182
Interest	4,887,109	972,355	26,020,396	291,057
Share	3,520	-	180,720	-
Commodities	2,727,413	4,178	2,436,377	4,010

Commitments to sell
Interest	35,365,170	(560,676)	111,237,614	(111,009)
Foreign exchange	43,572	(131)	25,134,918	(20,290)
Share	274,874,389	(99,779)	3,006,462	(23,268)
Commodities	1,019,947	(1,498)	660,771	(7,007)
Options
Purchase commitments
Foreign exchange	14,346,184	520	237,680,984	1,352,521
Share	18,780,035	385,921	462,926,358	2,394,104
Interest	3,019,606,208	15,593,786	544,855,750	1,681,487
Commodities	909,168	2,722	8,295,316	114,228

Commitments to sell
Foreign exchange	9,308,549	(123,346)	234,719,499	(1,504,068)
Share	20,296,428	(4,026,023)	26,017,420	(4,245,923)
Interest	2,278,678,906	(13,820,730)	590,924,462	(1,223,999)
Commodities	-	-	437,445	(112,956)
Others
Liability Position
Share	-	-	84,184	(6,301)

Assets		23,733,466		9,217,155
Liabilities		(24,785,416)		(8,605,409)
Net		(1,051,950)		611,746

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
9.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations, fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International and XP Advisors Inc.

The Group has entered into derivatives contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the
					amounts used to
					calculate hedge
Strategies	Assets	Liabilities			ineffectiveness

2023
Foreign exchange risk
Hedge of net investment in foreign operations	450,853	-	(34,603)	446,442	41,235
Total	450,853	-	(34,603)	446,442	41,235

2022
Foreign exchange risk
Hedge of net investment in foreign operations	395,594	-	(17,281)	414,043	18,480
Total	395,594	-	(17,281)	414,043	18,480

2021
Foreign exchange risk
Hedge of net investment in foreign operations	310,069	-	19,474	440,022	(18,758)
Total	310,069	-	19,474	440,022	(18,758)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in the income statement arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2023
Interest rate and foreign exchange risk
Structured notes	-	16,593,439	(816,142)	16,702,984	849,160
Issued bonds	-	3,542,258	131,181	3,379,798	(189,189)
Total	-	20,135,697	(684,961)	20,082,782	659,971

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2022
Interest rate and foreign exchange risk
Structured notes	-	10,648,559	726,798	10,663,672	(734,656)
Issued bonds	-	3,889,699	323,881	3,646,613	(362,994)
Fixed income bonds	3,589,909	-	(163,541)	3,577,084	165,164
Total	3,589,909	14,538,258	887,138	17,887,369	(932,486)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2023
Market price risk
Long term incentive plan taxes	-	414,315	(59,517)	438,765	70,906
Total	-	414,315	(59,517)	438,765	70,906

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
2022
Market price risk
Long term incentive plan taxes	-	262,756	346,900	261,818	(348,248)
Total	-	262,756	346,900	261,818	(348,248)

The table below presents, for each risk factor and hedging instruments categories, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

2023
	Notional amount	Book value
Hedge Instruments		Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	19,859,217	-	19,896,226	675,035	(19,807)
Foreign exchange risk
Futures	670,007	450,853	239,472	26,171	1,449
Market price risk
Swaps	438,765	-	414,315	70,906	11,389

2022
	Notional amount	Book value
Hedge Instruments		Assets	Liabilities	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Interest rate risk
Futures	17,604,185	3,589,909	14,218,543	(890,103)	(41,295)
Foreign exchange risk
Futures	697,227	395,594	319,715	(23,903)	(2,825)
Market price risk
Swaps	261,818	-	262,756	(348,248)	(1,348)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedging instruments and the book value of the hedged item:

	December 31, 2023			December 31, 2022			December 31, 2021
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustment	Book value	Notional amount	Fair value adjustment	Book value	Notional amount	Fair value adjustment	Book value
Hedge of fair value	20,082,782	659,971	(684,961)	17,887,369	(932,486)	887,138	9,297,999	(495,191)	506,190
Hedge of net investment in foreign operations	446,442	41,235	(34,603)	414,043	18,480	(17,252)	440,022	(18,758)	19,474
Hedge of cash flow	438,765	70,906	(59,517)	261,818	(348,248)	346,900	-	-	-
Total	20,967,989	772,112	(779,081)	18,563,230	(1,262,254)	1,216,786	9,738,021	(513,949)	525,664

The table below shows the breakdown notional value by maturity of the hedging strategies:

	2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	696,906	1,653,677	6,001,602	6,920,470	2,888,836	1,921,291	20,082,782
Hedge of net investment in foreign operations	400,918	45,524	-	-	-	-	446,442
Hedge of cash flow	438,765	-	-	-	-	-	438,765
Total	1,536,589	1,699,201	6,001,602	6,920,470	2,888,836	1,921,291	20,967,989

	2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	17,887,369
Hedge of net investment in foreign operations	381,958	-	32,085	-	-	-	414,043
Hedge of cash flow	261,818	-	-	-	-	-	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	18,563,230

	2021
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	136,636	276,219	478,745	972,199	4,510,125	2,924,075	9,297,999
Hedge of net investment in foreign operations	384,217	-	-	55,805	-	-	440,022
Total	520,853	276,219	478,745	1,028,004	4,510,125	2,924,075	9,738,021

10.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	2023	2022
Pledged asset loan	24,845,243	20,198,764
Retail	12,366,330	10,932,086
Companies	7,054,507	5,311,675
Credit card	5,424,406	3,955,003
Non-pledged loan	4,036,646	2,061,774
Retail	764,712	309,468
Companies	959,898	546,678
Credit card	2,312,036	1,205,628
Total loans operations	28,881,889	22,260,538
Expected Credit Loss (Note 14)	(329,954)	(49,377)
Total loans operations, net of Expected Loss	28,551,935	22,211,161

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
By maturity	2023	2022
Overdue by 1 day or more	329,707	-
Due in 3 months or less	6,739,145	2,496,982
Due after 3 months through 12 months	5,056,321	7,211,321
Due after 12 months	16,756,716	12,552,235
Total loans operations	28,881,889	22,260,538
By concentration
	2023	2022
Largest debtor	855,607	814,284
10 largest debtors	2,921,734	2,458,714
20 largest debtors	4,058,250	3,241,494
50 largest debtors	5,579,073	4,484,877
100 largest debtors	6,949,906	5,615,708

XP Inc offers loan products through Banco XP to its customers. The majority of the loan products offered are collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stage, according with IFRS 9, is demonstrated in Note 14.

11.	Accounts receivable

	2023	2022
Customers (a)	579,498	522,117
Dividends and interest receivable on equity capital - Funds	31,779	82,545
Other (b)	133,820	28,011
(-) Expected credit losses on accounts receivable (Note 14(b))	(63,907)	(34,786)
Total	681,190	597,887

(a) Refers to receivables from management fees arising from the distribution of funds and amounts receivable related to service provision, which have an average term of 30 days. There is no concentration on the balances receivable as of December 31, 2023 and 2022.

(b) Mainly related to accounts receivable from B3.

The reconciliation of gross carrying amount and the expected credit loss in accounts receivable, segregated by stage, according with IFRS 9, is included in Note 14.

12.	Recoverable taxes

	2023	2022
Prepayments of income taxes (IRPJ and CSLL)	192,570	142,708
Contributions over revenue (PIS and COFINS)	45,688	19,453
Taxes on services (ISS)	1,859	1,087
Others	5,097	-
Total	245,214	163,248

Current	245,214	163,248
Non-current	-	-

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
13.	Prepaid expenses

	2023	2022
Commissions and premiums paid in advance (a) (b)	4,081,456	3,863,986
Marketing expenses	10,687	16,893
Services paid in advance	42,331	48,775
Other expenses paid in advance	283,789	310,453
Total	4,418,263	4,240,107

Current	826,107	789,609
Non-current	3,592,156	3,450,498

(a)	Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.

(b)	Include balances with related parties, in connection with the transactions disclosed on Note 5(ii)(c)(ii).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
14.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

a)	Reconciliation of carrying amount of Financial Assets

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model and the low credit risk simplification.

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238		-	-	-	-		43,693,837

Financial assets amortized cost
Securities	9,275,027	(2,413,534)		-	-	-	-		6,861,493
Securities purchased under agreements to resell	7,606,501	7,285,280		-	-	-	-		14,891,781
Loans and credit card operations	21,168,048	5,678,561	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	26,447,368

Total on-balance exposures	73,200,175	19,093,545	1,082,998	(1,800,466)	(193,066)	518,241	27	(6,975)	91,894,479

Off-balance exposures (credit card limits)	4,759,298	3,670,075	201,949	(495,087)	(5,526)	193,171	17	-	8,323,897

Total exposures	77,959,473	22,763,620	1,284,947	(2,295,553)	(198,592)	711,412	44	(6,975)	100,218,376

Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931

Total on-balance exposures	1,073,170	(111,875)	2,734	(518,241)	(33,238)	1,800,466	117	(10,202)	2,202,931

Off-balance exposures (credit card limits)	255,539	25,490	308	(193,171)	(8)	495,087	25	-	583,270

Total exposures	1,328,709	(86,385)	3,042	(711,412)	(33,246)	2,295,553	142	(10,202)	2,786,201

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590

Total on-balance exposures	19,319	(11,003)	18,004	(27)	(117)	193,066	33,238	(20,890)	231,590

Off-balance exposures (credit card limits)	-	(31)	79	(17)	(25)	5,526	8	-	5,540

Total exposures	19,319	(11,034)	18,083	(44)	(142)	198,592	33,246	(20,890)	237,130

Consolidated Stages	Balance at December 31, 2022	Purchases / (Settlements)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	35,150,599	8,543,238	-	-	43,693,837

Financial assets amortized cost
Securities	9,275,027	(2,413,534)	-	-	6,861,493
Securities purchased under agreements to resell	7,606,501	7,285,280	-	-	14,891,781
Loans and credit card operations	22,260,537	5,555,684	1,103,736	(38,068)	28,881,889

Total on-balance exposures	74,292,664	18,970,668	1,103,736	(38,068)	94,329,000

Off-balance exposures (credit card limits)	5,014,837	3,695,534	202,336	-	8,912,707

Total exposures	79,307,501	22,666,202	1,306,072	(38,068)	103,241,707

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 1	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Closing balance December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	32,339,904	2,810,695	-	-	-	-	35,150,599

Financial assets amortized cost
Securities	2,241,304	7,033,723	-	-	-	-	9,275,027
Securities purchased under agreements to resell	8,897,100	(1,290,599)	-	-	-	-	7,606,501
Loans and credit card operations	12,153,549	9,522,224	(945,055)	(12,373)	449,698	5	21,168,048

Total on-balance exposures	55,631,857	18,076,043	(945,055)	(12,373)	449,698	5	73,200,175

Off-balance exposures (credit card limits)	1,307,986	3,639,893	(241,705)	-	53,124	-	4,759,298

Total exposures	56,939,843	21,715,936	(1,186,760)	(12,373)	502,822	5	77,959,473

Stage 2	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Closing balance December 31, 2022

Financial assets amortized cost
Loans and credit card operations	686,994	(102,544)	(449,698)	(6,642)	945,055	5	1,073,170

Total on-balance exposures	686,994	(102,544)	(449,698)	(6,642)	945,055	5	1,073,170

Off-balance exposures (credit card limits)	59,408	7,548	(53,125)	-	241,705	3	255,539

Total exposures	746,402	(94,996)	(502,823)	(6,642)	1,186,760	8	1,328,709

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 3	Balance at December 31, 2021	Acquisition / (Settlements)	Transfer to stage 1	Transfer to stage 2	Transfer from stage 1	Transfer from stage 2	Closing balance December 31, 2022

Financial assets amortized cost
Loans and credit card operations	3,494	(3,180)	(5)	(5)	12,373	6,643	19,320

Total on-balance exposures	3,494	(3,180)	(5)	(5)	12,373	6,643	19,320

Off-balance exposures (credit card limits)	5	(2)	-	(3)	-	-	-

Total exposures	3,499	(3,182)	(5)	(8)	12,373	6,643	19,320

Consolidated Stages	Balance at December 31, 2021	Purchases / (Settlements)	Closing balance December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	32,339,904	2,810,695	35,150,599

Financial assets amortized cost
Securities	2,241,304	7,033,723	9,275,027
Securities purchased under agreements to resell	8,897,100	(1,290,599)	7,606,501
Loans and credit card operations	12,844,037	9,416,500	22,260,537

Total on-balance exposures	56,322,345	17,970,319	74,292,664

Off-balance exposures (credit card limits)	1,367,399	3,647,438	5,014,837

Total exposures	57,689,744	21,617,757	79,307,501

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The following table presents the gross carrying amount of financial assets measured at amortized cost, which have their ECLs measured using the simplified approach:

Operations	2023	2022

Financial assets amortized cost
Securities trading and intermediation	3,047,011	3,376,179
Accounts Receivable	745,097	632,673
Other financial assets (i)	4,263,947	3,568,298
Total	8,056,055	7,577,150

(i) During the year ended December 31, 2023, there was R$ 1,101 of other financial assets write-off.

b)	Expected credit loss

The table below presents the changes in ECLs, measured according to the three-stage model, for assets classified as financial assets through other comprehensive income and financial assets measured at amortized cost in the period ended December 31, 2023 and December 31, 2022, segregated by stages:

Stage 1	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122		-	-	-	-		12,199

Financial assets amortized cost
Securities	2,924	3,148	-	-	-	-	-		6,072
Securities purchased under agreements to resell	2,681	122		-	-	-	-		2,803
Loans and credit card operations	21,313	223,234	27,499	(63,095)	(148,305)	1,173	1	(6,975)	54,845

Total on-balance exposures	34,995	230,626	27,499	(63,095)	(148,305)	1,173	1	(6,975)	75,919

Off-balance exposures (credit card limits)	4,800	8,064	4,303	(5,427)	(3,765)	187	-	-	8,162

Total exposures	39,795	238,690	31,802	(68,522)	(152,070)	1,360	1	(6,975)	84,081

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Stage 2	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696

Total on-balance exposures	7,656	43,159	807	(1,173)	(28,663)	63,095	17	(10,202)	74,696

Off-balance exposures (credit card limits)	1,428	(467)	3	(187)	(1)	5,427	-	-	6,203

Total exposures	9,084	42,692	810	(1,360)	(28,664)	68,522	17	(10,202)	80,899

Stage 3	Balance at December 31, 2022	Acquisition / (Settlements)	Business Combination	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	Write-Off	Closing balance December 31, 2023

Financial assets amortized cost
Loans and credit card operations	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281

Total on-balance exposures	14,181	(3,226)	15,268	(1)	(17)	148,304	28,663	(20,891)	182,281

Off-balance exposures (credit card limits)	-	(18)	18	-	-	3,766	1	-	3,767
Other off-balance exposures	15,214	38,891	-	-	-	-	-	(54,105)	-

Total exposures	29,395	35,647	15,286	(1)	(17)	152,070	28,664	(74,996)	186,048

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Consolidated Stages	Balance at December 31, 2022	Increase / (Reversal)	Business Combination	Write-Off	Closing balance December 31, 2023

Financial assets at fair value through other comprehensive income
Securities	8,077	4,122	-	-	12,199

Financial assets amortized cost
Securities	2,924	3,148	-	-	6,072
Securities purchased under agreements to resell	2,681	122	-	-	2,803
Loans and credit card operations	43,149	263,168	43,573	(38,068)	311,822

Total on-balance exposures	56,831	270,560	43,573	(38,068)	332,896

Off-balance exposures (credit card limits)	6,228	7,579	4,325	-	18,132
Other off-balance exposures	15,214	38,890	-	(54,104)	-

Total exposures	78,273	317,029	47,898	(92,172)	351,028

Stage 1	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 2	Transfer to stage 3	Transfer from stage 2	Transfer from stage 3	ECL at December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	7,527	550	-	-	-	-	8,077

Financial assets amortized cost
Securities	2,497	427	-	-	-	-	2,924
Securities purchased under agreements to resell	2,569	112	-	-	-	-	2,681
Loans and credit card operations	13,957	21,827	(6,940)	(8,624)	1,092	-	21,312

Total on-balance exposures	26,550	22,916	(6,940)	(8,624)	1,092	-	34,994

Off-balance exposures (credit card limits)	726	5,413	(1,394)	-	55	-	4,800
Other off-balance exposures	-	15,214	-	-	-	-	15,214

Total exposures	27,276	43,543	(8,334)	(8,624)	1,147	-	55,008

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Stage 2	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2022

Financial assets amortized cost
Loans and credit card operations	7,242	(127)	(1,091)	(5,308)	6,940	-	7,656

Total on-balance exposures	7,242	(127)	(1,091)	(5,308)	6,940	-	7,656

Off-balance exposures (credit card limits)	288	(198)	(56)	-	1,394	-	1,428

Total exposures	7,530	(325)	(1,147)	(5,308)	8,334	-	9,084

Stage 3	ECL at December 31, 2021	Increase / (Reversal)	Transfer to stage 1	Transfer to stage 3	Transfer from stage 1	Transfer from stage 3	ECL at December 31, 2022

Financial assets amortized cost
Loans and credit card operations	2,197	(1,948)	-	-	8,624	5,308	14,181

Total on-balance exposures	2,197	(1,948)	-	-	8,624	5,308	14,181

Total exposures	2,197	(1,948)	-	-	8,624	5,308	14,181

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Consolidated Stages	ECL at December 31, 2021	Increase / (Reversal)	ECL at December 31, 2022

Financial assets at fair value through other comprehensive income
Securities	7,527	550	8,077

Financial assets amortized cost
Securities	2,497	427	2,924
Securities purchased under agreements to resell	2,569	112	2,681
Loans and credit card operations	23,396	19,753	43,149

Total on-balance exposures	35,989	20,842	56,831

Off-balance exposures (credit card limits)	1,014	5,214	6,228
Other off-balance exposures	-	15,214	15,214

Total exposures	37,003	41,270	78,273

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the ECLs for the financial assets measured according to simplified approach in the period ended December 31, 2023 and December 31, 2022:

Expected Credit Losses	2023	2022
Financial assets amortized cost
Securities trading and intermediation	114,692	105,179
Accounts receivable	63,907	34,786
Other financial assets	55,204	51,109
Total	233,803	191,074

c)	Expected credit losses segregated by products

The table below presents the expected credit losses for 2023 and 2022, segregated by products:

Expected Credit Losses	2023	2022

Financial assets at fair value through other comprehensive income	12,199	8,077
Securities	12,199	8,077
Financial assets amortized cost	554,501	239,828
Securities	6,072	2,924
Securities purchased under agreements to resell	2,803	2,681
Loans and credit card operations	311,823	43,149
Securities trading and intermediation	114,692	105,179
Accounts Receivable	63,907	34,786
Other financial assets	55,204	51,109
Total losses for exposures	566,700	247,905

Off-balance exposures (credit card limits)	18,131	6,228
Other off-balance exposures	-	15,214

Total exposures	584,831	269,347

15.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of December 31, 2023 and 2022.

Entity	2022	Equity (iv)	Equity in earnings	Other comprehensive income	Goodwill (i)	2023
Equity-accounted method
Associates (ii.a)	748,306	288,333	73,507	10,139	537,671	1,657,956
Measured at fair value
Associates (iii)	1,523,425	(20,318)	(52,403)	-	-	1,450,704
Total	2,271,731	268,015	21,104	10,139	537,671	3,108,660

Entity	2021	Equity	Equity in earnings	Other comprehensive income	Goodwill (i)	2022
Equity-accounted method
Associates (ii.a)	790,744	(24,257)	(10,930)	(7,251)	-	748,306
Joint ventures (ii.b)	1,197	69	(1,235)	(31)	-	-
Measured at fair value
Associates (iii)	1,221,424	356,302	(54,301)	-	-	1,523,425
Total	2,013,365	332,114	(66,466)	(7,282)	-	2,271,731

(i) Refers to acquisitions of associates and joint ventures. The goodwill recognized includes the amount of expected synergies arising from the investments and includes an element of contingent consideration.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

(ii) As of December 31, 2023 and December 31, 2022, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on December 31 2023, and 2022); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on December 31, 2023 and 29.26% on December 31, 2022); Novus Capital Gestora de Recursos Ltda. (27.5% of the total and voting capital on December 31, 2023); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on December 31, 2023, and 2022); Ctrl+e Participações Ltda. (“Ável”) (35% of the total and voting capital on December 31, 2023); Monte Bravo Holding JV S.A. (45% of the total and voting capital on December 31, 2023); and Blue3 S.A. (42% of the total and voting capital on December 31, 2023).

(b) Joint ventures – the Group’s stake in DuAgro was sold to the market during the last quarter of 2022.

(iii) As mentioned in Note 2 (iii)(c), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as ‘Net income/(loss) from financial instruments at fair value through profit or loss’. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 20.

(iv) On December 31, 2023, includes total or partial disposal of investments in Grimper Capital, BlueMacaw and OHM Research and the minority stake acquisitions in Monte Bravo, Blue3 and Ável (Note 5(ii)(c)(ii)).

16.	Property, equipment, intangible assets and leases

(a) Property and equipment

	Data processing system	Furniture and equipment	Security systems	Facilities	Fixed assets in progress	Other	Total

Balance as of January 1, 2021	33,882	22,616	1,003	44,921	101,610	-	204,032
Additions	37,469	93	229	4	63,250	34,399	135,444
Write-offs	(298)	(728)	(170)	(375)	(729)	-	(2,300)
Transfers	5	(15)	15	-	-	-	5
Foreign exchange	(31)	245	(327)	3	-	-	(110)
Depreciation in the year	(13,096)	(3,990)	(60)	(5,353)	(35)	(573)	(23,107)
Balance as of December 31, 2021	57,931	18,221	690	39,200	164,096	33,826	313,964
Cost	89,376	31,813	1,584	54,535	164,096	34,399	375,803
Accumulated depreciation	(31,445)	(13,592)	(894)	(15,335)	-	(573)	(61,839)

Balance as of January 1, 2022	57,931	18,221	690	39,200	164,096	33,826	313,964
Additions	10,775	152	1,542	245	31,849	-	44,563
Write-offs	-	-	-	-	(1,179)	-	(1,179)
Transfers	101	41	-	104	(15,264)	-	(15,018)
Foreign exchange	21	(58)	-	(407)	-	-	(444)
Depreciation in the year	(18,774)	(3,649)	(93)	(5,019)	(17)	(3,440)	(30,992)
Balance as of December 31, 2022	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Cost	101,101	31,291	2,557	54,553	179,485	34,399	403,386
Accumulated depreciation	(51,047)	(16,584)	(418)	(20,430)	-	(4,013)	(92,492)

Balance as of January 1, 2023	50,054	14,707	2,139	34,123	179,485	30,386	310,894
Additions	9,124	11,328	728	338	44,486	-	66,004
Business combination (Note 5(ii))	35,945	1,881	94	797	816	-	39,533
Write-offs	(1,059)	(158)	(8)	(52)	-	-	(1,277)
Transfers	-	1,501	624	18,041	(20,166)	-	-
Foreign exchange	779	16	1	60	-	-	856
Depreciation in the year	(26,923)	(4,740)	(260)	(7,285)	-	(3,440)	(42,648)
Balance as of December 31, 2023	67,920	24,535	3,318	46,022	204,621	26,946	373,362
Cost	178,361	46,815	4,490	90,191	204,621	34,399	558,877
Accumulated depreciation	(110,441)	(22,280)	(1,172)	(44,169)	-	(7,453)	(185,515)

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Intangible assets

	Software	Goodwill	Customer list	Trademarks	Other intangible assets	Total

Balance as of January 1, 2021	115,153	474,366	58,285	10,748	55,010	713,562
Additions	146,761	-	40,000	-	30,808	217,569
Business combination	1,734	68,379	-	485	-	70,598
Write-offs	(13,536)	-	-	(1,000)	(2,675)	(17,211)
Transfers	51,994	-	-	485	(52,484)	(5)
Foreign exchange	(971)	-	-	341	204	(426)
Amortization in the year	(148,803)	-	(5,796)	(8,492)	(21)	(163,112)
Balance as of December 31, 2021	152,332	542,745	92,489	2,567	30,842	820,975
Cost	303,724	542,745	116,050	88,877	30,918	1,082,314
Accumulated amortization	(151,392)	-	(23,561)	(86,310)	(76)	(261,339)

Balance as of January 1, 2022	152,332	542,745	92,489	2,567	30,842	820,975
Additions	13,655	-	13,000	-	55,757	82,412
Business combination (Note 5(ii))	-	60,037	-	-	-	60,037
Write-offs	(7,337)	(156)	(12,133)	-	-	(19,626)
Transfers	10,125	(7,404)	(21,189)	18,468	-	-
Foreign exchange	(3,986)	-	-	-	(1)	(3,987)
Amortization in the year	(76,450)	-	(10,663)	(8,495)	(21)	(95,629)
Balance as of December 31, 2022	88,339	595,222	61,504	12,540	86,577	844,182
Cost	276,195	595,222	141,252	25,000	86,674	1,124,343
Accumulated amortization	(187,856)	-	(79,748)	(12,460)	(97)	(280,161)

Balance as of January 1, 2023	88,339	595,222	61,504	12,540	86,577	844,182
Additions	22,387	-	58,692	-	49,140	130,219
Business combination (Note 5(ii))	46,916	1,257,605	355,730	29,909	-	1,690,160
Write-offs	(4,945)	(19,420)	-	(3,113)	(2,722)	(30,200)
Transfers	77,964	-	(7,876)	7,090	(77,178)	-
Foreign exchange	-	-	-	-	1,494	1,494
Amortization in the year	(71,680)	-	(35,076)	(11,468)	(15,586)	(133,810)
Balance as of December 31, 2023	158,981	1,833,407	432,974	34,958	41,725	2,502,045
Cost	302,560	1,833,407	555,674	51,110	41,725	2,784,476
Accumulated amortization	(143,579)	-	(122,700)	(16,152)	-	(282,431)

(c) Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if there is an impairment indicator. For the years ended December 31, 2023 and 2022, the recoverable amount of the single CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a four-year period.

Cash flows beyond the four-year period are extrapolated using the estimated growth rates, which are consistent with forecasts included in industry reports specific to the industry in which the Group operates.

The Group performed its annual impairment test as of December 31, 2023 and 2022 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

Key assumptions used in value-in-use calculations and sensitivity to changes in assumptions are:

Assumption	Approach used to determine values

Sales	Average annual growth rate over the four-year forecast period; based on management’s expectations of market development.

Budgeted gross margin	Based on management’s expectations for the future.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
Other operating costs	Fixed costs, which do not vary significantly with sales volumes or prices. Management forecasts these costs based on the current structure of the business, adjusting for inflationary increases but not reflecting any future restructurings or cost saving measures. The amounts disclosed above are the average operating costs for the four-year forecast period.

Annual capital expenditure	Expected cash costs. This is based on the experience of management, and the planned refurbishment expenditure. No incremental revenue or cost savings are assumed in the value-in-use model as a result of this expenditure.

Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

Pre-tax discount rates	Reflect specific risks relating to the relevant segments and the countries in which they operate.

The long-term growth rate utilized in the impairment test of goodwill is 3.50%.

Discount rates represent the current market assessment of the risks specific to the Group, taking into consideration the time value of the money and risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and is derived from its weighted average cost of capital (WACC). The WACC take into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group has. Adjustments to the discount rate are made to factor in the specific amount and timing of the future tax flows in order to reflect a pre-tax discount rate. The average pre-tax discount rate applied to cash flow projections is 13.85% (December 31, 2022 – 13.83%).

d)       Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As of January 1, 2022	284,509	318,555
Additions (i)	49,764	49,853
Depreciation expense	(79,256)	-
Interest expense	-	22,794
Revaluation	8,929	(89)
Effects of exchange rate	(5,455)	(5,820)
Payment of lease liabilities	-	(99,655)
As of December 31, 2022	258,491	285,638
Current	-	69,722
Non-current	258,491	215,916
As of January 1, 2023	258,491	285,638
Additions (i)	90,851	116,774
Business combination (Note 5(ii))	17,493	19,802
Depreciation expense	(75,955)	-
Write-offs	(114)	(675)
Interest expense	(3,864)	22,927
Revaluation	1,187	-
Effects of exchange rate	(6,285)	(6,967)
Payment of lease liabilities	-	(132,737)
As of December 31, 2023	281,804	304,762
Current	-	123,978
Non-current	281,804	180,784

(i) Additions to right-of-use assets in the period include prepayments to lessors and accrued liabilities.

The Group did not recognize rent expense from short-term leases and low-value assets on December 31, 2023 and 2022. The total rent expense of R$ 23,656 (R$ 14,491 – December 31, 2022), includes other expenses related to leased offices such as condominiums.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
17.	Financing instruments payable

	2023	2022

Market funding operations (a)	54,831,509	38,093,772
Deposits	27,493,655	20,261,532
Demand deposits	1,812,469	803,031
Time deposits	25,230,996	19,445,276
Interbank deposits	450,190	13,225
Financial bills	9,019,789	5,675,596
Structured notes	18,015,165	12,109,576
Others	302,900	47,068
Debt securities (b)	5,534,081	5,589,857
Debentures	2,212,441	2,028,681
Bond	3,321,640	3,561,176
Total	60,365,590	43,683,629

Current	22,946,160	19,794,572
Non-current	37,419,430	23,889,057

(a)	Market funding operations maturity

Maturity - 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,812,469	-	-	-	-	-	1,812,469
Time deposits	1,944,623	2,823,731	5,370,064	2,522,206	2,878,827	9,691,545	25,230,996
Interbank deposits	-	-	-	1,006	276,113	173,071	450,190
Financial bills	30,954	43,635	94,499	680,490	2,103,902	6,066,309	9,019,789
Structured notes	23,345	32,730	1,756	69,879	712,046	17,175,409	18,015,165
Others	1,119	17,116	-	46,688	235,513	2,464	302,900
Total	3,812,510	2,917,212	5,466,319	3,320,269	6,206,401	33,108,798	54,831,509

Maturity - 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	803,031	-	-	-	-	-	803,031
Time deposits	3,604,494	4,273,475	5,187,106	1,382,514	2,016,732	2,980,955	19,445,276
Interbank deposits	-	-	-	3,092	-	10,133	13,225
Financial bills	-	-	2,390	1,637,547	405,901	3,629,758	5,675,596
Structured notes	-	-	5,720	35,773	261,019	11,807,064	12,109,576
Others	-	-	1,031	13,053	32,984	-	47,068
Total	4,407,525	4,273,475	5,196,247	3,071,979	2,716,636	18,427,910	38,093,772

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		2023			2022
		Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	118,402	3,203,238	3,321,640	128,710	3,432,466	3,561,176
Debentures (ii) (iii)	Floating rate	1,105,047	1,107,394	2,212,441	106,118	1,922,563	2,028,681
Total		1,223,449	4,310,632	5,534,081	234,828	5,355,029	5,589,857
Current				1,223,449			234,828
Non-current				4,310,632			5,355,029

(i) XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity and the interest is amortized every six months.

(ii) XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. On December 31, 2023, the total amount is R$ 2,212,441.

(iii) XP Energia debentures

On December 8, 2021, XP Energia issued non-convertible debentures in the amount of R$485,511. The objective was to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The interest rate was CDI+2.5% annually payable. According to the maturity date, the principal amount was paid on December 8, 2023.

18.	Securities trading and intermediation

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	2023	2022
Cash and settlement records	1,277,579	1,394,451
Debtors pending settlement	1,768,735	1,980,341
Other	697	1,387
(-) Expected losses on Securities trading and intermediation (a)	(114,692)	(105,179)
Total Assets	2,932,319	3,271,000

Cash and settlement records	166,625	171,659
Creditors pending settlement	1,957,045	2,401,828
Customer’s cash on investment account	14,819,869	13,489,210
Total Liabilities	16,943,539	16,062,697

(a)	The reconciliation of gross carrying amount and the expected loss, segregated by stage, according to IFRS 9, are included in Note 14.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
19.	Borrowings

	Annual interest rate %	Maturity	December 31, 2023	December 31, 2022

Banco Nacional de México (i)	2.55%	May 2023	-	1,586,052
International Finance Corporation (IFC) (ii)	CDI (*) + 0.74%	April 2023	-	279,828
Banco Nacional de México	Term SOFR(**) + 0.40%	August 2024	2,198,619	-
Banco Daycoval	15.66%	September 2024	803	-
Total borrowings			2,199,422	1,865,880
Current			2,199,422	1,865,880
Non-current			-	-

(*) Brazilian Interbank Offering Rate (CDI).

(**) Secured Overnight Financing Rate (SOFR).

(i) On May 5, 2023, according to the maturity date, the loan agreement was fully settled.

(ii) On April 17, 2023, according to the maturity date, the loan agreement was fully settled.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group complied with these covenants throughout the duration of the contracts (Note 36 (ii)).

20.	Other financial assets and financial liabilities

a)	Other financial assets

	2023	2022
Foreign exchange portfolio	1,022,083	2,145,174
Receivables from IFAs	165,640	172,884
Compulsory and other deposits at Central Bank	2,956,896	1,119,169
Other financial assets	119,328	131,071
(-) Expected losses on other financial assets (i)	(55,204)	(51,109)
Total	4,208,743	3,517,189
Current	3,471,827	2,791,244
Non-current	736,916	725,945

(i)	The reconciliation of gross carrying amount and the expected loss, according to IFRS 9, are presented in Note 14.

b)	Other financial liabilities

	2023	2022
Foreign exchange portfolio	1,361,882	2,405,429
Structured financing (i)	1,841,790	1,933,522
Credit cards operations	7,234,116	4,987,390
Contingent consideration (ii)	571,723	566,930
Commitments subject to possible redemption (iii)	-	1,049,130
Lease liabilities	304,762	285,638
Others	917,103	326,174
Total	12,231,376	11,554,213
Current	11,974,989	11,014,262
Non-current	256,387	539,951

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

(i) Financing for maintenance of financial assets required to perform financial transactions.

(ii) Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$ 833,000 (the minimum amount is zero).

(iii) Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. On July 27, 2023, the Group ceased to control XPAC Acquisition Corp., see note 5 (ii)(c)(i) for more information.

21.	Social and statutory obligations

	2023	2022
Obligations to non-controlling interest	75,196	40,646
Employee profit-sharing (a)	910,739	794,761
Salaries and other benefits payable	160,192	132,712
Total	1,146,127	968,119

(a)	The Group has a bonus scheme for its employees based on a profit-sharing program as agreed under collective bargaining with the syndicate, which does not extend to the Board of Directors. The bonus is calculated at each half of the year and payments are made in February and August.

22.	Tax and social security obligations

	2023	2022
Income Tax (IRPJ and CSLL) (i)	225,677	143,133
Taxes on long term incentive plan (ii)	192,776	120,194
Contributions over revenue (PIS and COFINS)	63,819	11,475
Taxes on services (ISS)	23,096	20,042
Contributions for Social Security (INSS)	27,529	24,927
Others	26,750	45,648
Total	559,647	365,419
Current	559,647	365,419
Non-current	-	-

(i) The Group income tax liability is presented net of tax assets which the entities are allowed to offset during the current year. The line includes current Corporate Income Tax (CIT) liability of R$ 313,167 (R$ 164,767 - 2022), taxes that XP is responsible to pay on behalf of its clients (i.e., withholding taxes over client’s investments) in the amount of R$ 166,755 (R$ 20,741 – 2022) and taxes assets of R$ 116,591 (R$ 42,375 - 2022).

(ii) The amount classified as "Taxes on long term incentive plan" includes mostly contributions to Brazilian Social Security Programs “FGTS” and “INSS”.

23.	Retirement plans and insurance liabilities

As of December 31, 2023, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and the balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 7(a)(i)).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Changes in the period

	2023	2022
As of January, 1	45,733,815	31,921,400
Contributions received	3,333,361	3,007,321
Transfer with third party plans	5,562,491	10,580,681
Withdraws	(3,847,214)	(3,441,303)
Claims paid	(210)	-
Other provisions (Constitution/Reversion)	9,185	54,828
Monetary correction and interest income	5,617,647	3,610,888
As of December, 31	56,409,075	45,733,815

24.	Income tax

(a) Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance Sheet		Net change in the year
	2023	2022	2023	2022	2021
Tax losses carryforwards	742,245	575,120	167,125	466,982	100,756
Goodwill on business combinations (i)	35,823	6,376	29,447	(6,053)	(10,409)
Provisions for IFAs’ commissions	90,075	71,986	18,089	(4,988)	(17,570)
Revaluations of financial assets at fair value	(166,281)	(214,456)	48,175	(388,197)	190,520
Expected credit losses (ii)	335,711	58,208	277,503	14,277	24,487
Profit sharing plan	278,983	269,949	9,034	9,084	96,057
Net gain/(loss) on hedge instruments	(22,704)	(11,169)	(11,535)	(39,292)	7,137
Share-based compensation	627,730	566,721	61,009	181,127	269,618
Other provisions	96,189	178,104	(81,915)	23,764	86,845
Total	2,017,771	1,500,839	516,932	256,704	747,441
Deferred tax assets	2,104,128	1,611,882
Deferred tax liabilities	(86,357)	(111,043)

(i) For Brazilian tax purposes, goodwill is amortized over 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.

(ii) Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	2023	2022	2021
As of January, 1	1,500,839	1,244,135	496,694
Foreign exchange variations	(46,714)	5,786	(16,949)
Business combination (Note 5(ii))	401,521	-	-
Charges to statement of income	589,562	397,792	387,551
Tax relating to components of other comprehensive income	(427,437)	(146,874)	376,839
As of December 31,	2,017,771	1,500,839	1,244,135

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 5,338 (2022 - R$ 12,705) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

(b) Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates of 34% for the year ended December 31:

	2023	2022	2021
Income before taxes	3,936,348	3,444,656	3,815,174
Combined tax rate in Brazil (a)	34.00%	34.00%	34.00%
Tax expense at the combined rate	1,338,359	1,171,183	1,297,159

Loss (income) from entities not subject to deferred taxation	-	245	554
Effects from entities taxed at different rates	(43,572)	62,596	146,377
Effects from entities taxed at different taxation regimes (b)	(1,174,605)	(1,343,757)	(1,128,400)
Intercompany transactions with different taxation regimes	(68,673)	(46,674)	(79,055)
Tax incentives	(17,835)	(5,346)	(21,036)
Non-deductible expenses (non-taxable income)	(17,459)	3,758	25,216
Effect from Social Contribution on net equity rate increase	-	985	-
Others	20,742	21,455	(18,101)
Total	36,957	(135,555)	222,714

Current	586,659	262,236	610,265
Deferred	(549,702)	(397,791)	(387,551)
Total expense / (credit)	36,957	(135,555)	222,714

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge) / Credit	After tax

Foreign exchange variation of investees located abroad	20,978	-	20,978
Gains (losses) on net investment hedge	(29,701)	10,942	(18,759)
Changes in the fair value of financial assets at fair value	(914,914)	365,897	(549,017)
As of December 31, 2021	(923,637)	376,839	(546,798)

Foreign exchange variation of investees located abroad	(19,645)	-	(19,645)
Gains (losses) on net investment hedge	26,154	(8,902)	17,252
Changes in the fair value of financial assets at fair value	356,078	(137,972)	218,106
As of December 31, 2022	362,587	(146,874)	215,713

Foreign exchange variation of investees located abroad	(41,160)	-	(41,160)
Gains (losses) on net investment hedge	41,477	(6,874)	34,603
Changes in the fair value of financial assets at fair value	905,670	(349,289)	556,381
As of December 31, 2023	905,987	(356,163)	549,824

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
25.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On January 10, 2022, XP Inc issued 445,328 Class A common shares (R$ 70,030) as part of our acquisition of a minority stake of Vista Capital (non-cash transaction).

On July 1, 2023, XP Inc issued 18,717,771 Class A common shares (R$ 2,097,326) to acquire up to 100% of Banco Modal´s shares, in a non-cash equity exchange transaction.

As of December 31, 2023, the Company had R$26 of issued capital which were represented by 436,776,080 Class A common shares and 112,717,094 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

Below is a summary of the issuances, cancellations and conversions of shares during 2023 and 2022:

	Class A (prior common shares)	Class B (prior preferred shares)	Total Shares
As of December 31, 2021	424,153,735	135,394,989	559,548,724
Transfer of classes	22,677,895	(22,677,895)	-
Follow on offering	970,031	-	970,031
As of December 31, 2022	447,801,661	112,717,094	560,518,755

Canceled shares	(31,267,095)	-	(31,267,095)
Issuance of shares	20,241,514	-	20,241,514
As of December 31, 2023	436,776,080	112,717,094	549,493,174

As mentioned in Note 32, the Board of Directors approved in December 2019 a share based long-term incentive plan, in which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of December 31, 2023, the outstanding number of shares reserved under the plans is 14,600,588 restricted share units (“RSUs”) (2022 – 13,684,424) and 1,588,818 performance restricted units (“PSUs”) (2022 - 2,527,242) to be issued at the vesting date.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

During the year ended December 31, 2023, XP Inc issued 1,523,743 Class A common shares (R$ 317,378) in connection with vestings occurred under the share based long-term incentive plan.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group registered treasury shares in its Equity as a result of the following transactions: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved in May 2022, amended in November 2022 and ended in March 2023; (iii) the shares purchase agreements with Itaú Unibanco, signed on June and November 2022. Treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

During the year ended December 31, 2023, the Company repurchased and held in treasury 13,120,268 Class A common shares (R$ 915,859).

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A common shares (R$ 2,785,504) held by the Company in treasury.

As of December 31, 2023, the Group held 1,056,308 shares in treasury (19,203,135 shares – December 31, 2022) with a total amount of R$ 117,117 (R$ 1,986,762 – December 31, 2022).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the years ended December 31, 2022 and 2021, XP Inc. did not declare and paid dividends to the shareholders.

For the year ended December 31, 2023, XP Inc. declared and paid dividends to its shareholders in the total amount of US$ 720 million (R$ 3,542,298). The dividends were settled on September 25, 2023 (R$ 1,577,622) and December 22, 2023 (R$ 1,964,676).

Non-controlling shareholders of some XP Inc’s subsidiaries received dividends during the years ended December 31, 2023, 2022 and 2021.

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

26.	Related party transactions

Transactions and remuneration of services with related parties are carried out in the ordinary course of business, under arm’s length conditions, and include interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

(a)	Key-person management compensation

Key management includes executive statutory directors, members of the Board of Directors and Executive Boards. The compensation paid or payable to key management for their services is shown below:

	2023	2022	2021
Fixed compensation	17,445	7,837	8,801
Variable compensation	15,843	60,781	44,362
Total	33,288	68,618	53,163

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(b)	Transactions with related parties

The main transactions carried with related parties for year-end balances arising from such transactions are as follows:

	Assets/(Liabilities)		Revenue/(Expenses)
Relation and transaction	2023	2022	2023	2022	2021
Shareholders with significant influence (i)	-	(3,562,079)	6,104	(160,835)	(60,177)
Securities	-	238,088	17,403	24,770	4,270
Securities purchased under agreements to resell	-	-	5,101	9,370	19,098
Accounts receivable and Loans operations	-	476	424	1,330	744
Securities sold under repurchase agreements	-	(3,800,643)	(16,824)	(196,305)	(84,268)
Borrowings	-	-	-	-	(21)

(i) These transactions are mainly related to Itaúsa S.A. Group. See note 1 (1.4).

Transactions with related parties also includes transactions among the Company and its associates related to commissions and premiums paid in advance, as described in Note 13.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations, including services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

27.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	2023	2022
Tax contingencies	1,537	-
Civil contingencies	37,921	20,419
Labor contingencies	57,965	7,908
Other provisions	255	15,214
Total provision	97,678	43,541
Judicial deposits (i)	22,108	12,077

(i) There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

Changes in the provision during the year

	2023	2022	2021
Balance as of January 1	43,541	29,308	19,711
Business combination (Note 5(ii))	70,910	-	-
Monetary correction	25,954	4,449	6,837
Provision accrued	65,731	23,844	8,457
Provision reversed	(55,791)	(11,539)	(3,132)
Payments	(52,667)	(2,521)	(2,565)
Balance as of December 31	97,678	43,541	29,308

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of December 31, 2023, there were 777 (December 31, 2022 - 181) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 37,921 (December 31, 2022 - R$ 20,419).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of December 31, 2023, the Company and its subsidiaries are the defendants in 116 cases (December 31, 2022 - 28) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 57,965 (December 31, 2022 - R$ 7,908).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 1,826,688 (December 31, 2022 - R$ 893,745).

Below these claims are summarized by nature:

	2023	2022

Tax (i) (ii)	653,714	543,463
Civil (iii)	883,485	335,644
Labor (iv)	289,489	14,638
Total	1,826,688	893,745

(i)	Employees Profit Sharing Plans: At the end of years 2015, 2019, 2021 and 2022 tax authorities issued assessments against the Group claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017 and 2018. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits for the judgment of the special appeal by the Superior Court of the Administrative Council of Tax Appeals (“CARF”). The amount claimed is R$ 20,879.

b.	Tax assessment related to 2015: The first administrative appeal was denied, and currently the Group awaits for the judgment of the second appeal by the CARF. The amount claimed is R$ 54,220.

c.	Tax assessment related to 2017: In addition to the claim related to the employees’ profit sharing plan, tax authorities are also challenging the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the amounts paid under such plan to the members of the Board. Administrative appeals were filed against the assessments, which are awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$ 118,395.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits for judgment by the RFB. The total amount claimed is R$ 142,447.

e.	In June 2022, the Group was notified by the Public Labor Ministry for allegedly unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits for judgment. The total amount claimed is R$ 135,739.

f.	On February 14, 2024, the Group received a tax assessment related to the Employees’ Profit Sharing Plan paid in calendar year of 2019. The amount claimed is R$ 193,183.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the respective goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two awaits for judgement by the CARF, considering that the administrative appeals were denied. Also, the Group have filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 82,285.

(iii)	Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plan related to calendar year of 2012. The first administrative appeal was denied, and currently Banco Modal awaits for the judgment of the second appeal by the CARF. The risk of loss for this claim is classified as possible by the external counsels. The total amount claimed is R$ 6,637.

(iv)	The Group is defendant in 778 (December 31, 2022 – 586) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(v)	The Group is defendant in 116 (December 31, 2022 – 28) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

28.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	2023	2022	2021
Major service lines
Brokerage commission	1,991,781	2,102,878	2,465,217
Securities placement	1,979,406	1,631,399	1,917,403
Management fees	1,628,373	1,580,770	1,489,736
Insurance brokerage fee	175,326	153,230	133,070
Commission fees	789,822	563,987	192,923
Other services	588,932	476,492	603,330
Gross revenue from services rendered	7,153,640	6,508,756	6,801,679
(-) Sales taxes and contributions on services (i)	(621,635)	(568,300)	(605,214)
Net revenue from services rendered	6,532,005	5,940,456	6,196,465

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
b)	Net income/(loss) from financial instruments

	2023	2022	2021
Net income/(loss) from financial instruments at fair value through profit or loss	6,923,112	6,326,080	7,555,132
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	1,649,210	1,201,253	(1,558,060)
Total income from financial instruments	8,572,322	7,527,333	5,997,072
(-) Taxes and contributions on financial income	(244,231)	(120,399)	(116,425)
Net income/(loss) from financial instruments	8,328,091	7,406,934	5,880,647

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	2023	2022	2021
Brazil	14,261,302	12,855,909	11,723,976
United States	531,997	449,447	332,046
Europe	66,797	42,034	21,090
Revenues	14,860,096	13,347,390	12,077,112

	2023	2022	2021
Brazil	13,255,769	8,649,964	7,698,115
United States	508,544	488,158	106,736
Europe	88,395	49,496	1,746
Selected assets (i)	13,852,708	9,187,618	7,806,597

(i)	Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets, and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

29.	Operating costs

	2023	2022	2021
Commission and incentive costs	3,070,875	2,813,308	2,719,611
Operating losses	136,014	139,734	93,664
Other costs	1,192,034	918,054	616,834
Clearing house fees	474,013	427,844	411,605
Third parties’ services	59,374	53,779	88,431
Credit card cashback	379,711	262,429	91,093
Other	278,936	174,002	25,705
Total	4,398,923	3,871,096	3,430,109

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
30.	Operating expenses by nature

	2023	2022	2021
Selling expenses	169,486	138,722	227,483
Advertising and publicity	169,486	138,722	227,483

Administrative expenses	5,461,147	5,641,233	4,692,698
Personnel expenses	3,728,123	3,943,284	3,427,220
Compensation	1,371,973	1,597,229	1,416,247
Employee profit-sharing and bonus	1,531,491	1,540,172	1,362,046
Executives profit-sharing	149,263	100,732	143,763
Benefits	223,694	195,763	130,187
Social charges	437,377	487,237	358,878
Other	14,325	22,151	16,099
Other taxes expenses	65,526	71,396	53,603
Depreciation of property and equipment and right-of-use assets	118,603	110,248	68,618
Amortization of intangible assets	133,810	95,629	163,112
Other administrative expenses	1,415,085	1,420,676	980,145
Data processing	739,804	685,946	450,796
Technical services	152,499	188,986	167,984
Third parties' services	307,952	397,585	249,514
Rent expenses	23,656	14,491	16,498
Communication	31,577	27,076	30,041
Travel	36,232	40,243	13,282
Legal and judicial	24,610	9,873	9,292
Other	98,755	56,476	42,738
Total	5,630,633	5,779,955	4,920,181

31.	Other operating income/(expenses), net

	2023	2022	2021

Other operating income	227,052	353,834	413,665
Revenue from incentives from Tesouro Direto, B3 and others (a)	23,834	284,661	366,163
Interest received on tax	17,224	15,436	7,604
Recovery of charges and expenses	6,072	5,945	4,473
Reversal of operating provisions	29,365	11,704	7,422
Other	150,557	36,088	28,003

Other operating expenses	(216,414)	(96,890)	(89,311)
Legal, administrative proceedings and agreement with customers	(46,101)	(8,563)	(3,667)
Losses on write-off and disposal of assets	(77,886)	(6,794)	(4,377)
Tax incentive expenses	(10,034)	(5,780)	(10,788)
Fines and penalties	(9,624)	(4,574)	(1,378)
Associations and regulatory fees	(17,960)	(15,118)	(11,714)
Charity	(14,681)	(34,005)	(30,171)
Other	(40,128)	(22,056)	(27,216)
Total	10,638	256,944	324,354

(a)	Includes incentives received from third parties, mainly due to the joint development of retail products, and also the association of such entities with the XP ecosystem.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
32.	Share-based plan

a)	Share-based Plan

The establishment of the plan was approved by the Board of Director’s meeting on December 6, 2019 and the first grant of Restricted Stock Units (“RSUs”) and Performance Stock Units (“PSUs”) was on December 10, 2019.

Under the plan, stocks are awarded at no cost to the recipient upon their grant date. Both RSUs and PSUs, are usually granted in an annual basis, their vesting conditions are service-related and they vest at a rate determined in each granted date. The limit to vest is determined at the grant date of each new grant. After the vesting periods, common shares will be issued to the recipients.

Under the PSUs, stocks are granted to eligible participants and their vesting period and conditions are determined at each new grant, also based on the total shareholder return (TSR), including share price growth, dividends and capital returns.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved by the board on a case-by-case basis.

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	Estimation of fair value based on equity transactions with third parties close to the grant date; and

•	Other valuation techniques including share pricing models such as Monte Carlo.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

c)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares. As of December 31, 2023, the outstanding number of Company shares reserved under the plans were 16,189,406 (December 31, 2022 – 16,211,666) including RSUs 14,600,588 (December 31, 2022 – 13,684,424) and 1,588,818 PSUs (December 31, 2022 - 2,527,242).

Set out below are summaries of XP Inc's RSU and PSU activity for 2023 and 2022.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2022	15,153,830	2,966,060	18,119,890
Granted	814,745	-	814,745
Forfeited	(1,559,670)	(438,818)	(1,998,488)
Outstanding, December 31, 2022	(724,481)	-	(724,481)

Outstanding, January 1, 2023	13,684,424	2,527,242	16,211,666
Granted	4,489,910	91,589	4,581,499
Forfeited	(1,463,203)	(1,030,013)	(2,493,216)
Vested	(2,110,543)	-	(2,110,543)
Outstanding, December 31, 2023	14,600,588	1,588,818	16,189,406

For the year ended December 31, 2023, total compensation expense of both plans was R$ 574,225 (2022 - R$ 793,249), including R$ 132,998 (2022 - R$ 189,295) of tax provisions and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The original weighted-average grant-date fair values of RSUs and PSUs shares were US$27 and US$ 34.56, respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified. The average grant date fair value in the year ended December 31, 2023 was US$ 34.83.

33.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Net income attributable to owners of the parent	3,898,702	3,579,050	3,589,416
Basic weighted average number of outstanding shares (i) (iii)	539,835	555,429	559,004
Basic earnings per share - R$	7.2220	6.4438	6.4211

Effect of dilution
Share-based plan (ii) (iii)	4,377	17,577	14,496
Diluted weighted average number of outstanding shares (iii)	544,212	573,006	573,499
Diluted earnings per share - R$	7.1639	6.2461	6.2588

(i)	See on note 25, the number of XP Inc’s outstanding common shares during the year.

(ii)	See on note 32, the number of shares granted and forfeited during the year regarding XP Inc’s share-based plan.

(iii)	Thousands of shares.

34.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., stock exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
•	Forward – at the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options – option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Others: Derivatives – the warrant liabilities issued by XPAC Corporation Corp. contained features that qualify as embedded derivatives. The fair value of Public Warrants issued in connection with the Initial Public Offering were measured based on the listed market price of such warrants.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration – Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	2023
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	92,628,880	10,653,332	-	103,282,212	103,282,212
Derivative financial instruments	977,441	22,756,025	-	23,733,466	23,733,466
Investments in associates measured at fair value	-	-	1,450,704	1,450,704	1,450,704
Fair value through other comprehensive income
Securities	44,062,950	-	-	44,062,950	44,062,950
Evaluated at amortized cost
Securities	3,773,404	3,082,017	-	6,855,421	6,855,421
Securities purchased under agreements to resell	-	13,551,224	-	13,551,224	14,888,978
Securities trading and intermediation	-	2,932,319	-	2,932,319	2,932,319
Accounts receivable	-	681,190	-	681,190	681,190
Loan operations	-	28,551,935	-	28,551,935	28,551,935
Other financial assets	-	4,208,743	-	4,208,743	4,208,473
Financial liabilities
Fair value through profit or loss
Securities	19,949,021	474,053	-	20,423,074	20,423,074
Derivative financial instruments	662,084	24,123,332	-	24,785,416	24,785,416
Evaluated at amortized cost
Securities sold under repurchase agreements	-	44,589,653	-	44,589,653	33,340,511
Securities trading and intermediation	-	16,943,539	-	16,943,539	16,943,539
Financing instruments payable	-	61,098,677	-	61,098,677	60,365,590
Borrowings	-	3,174,285	-	3,174,285	2,199,422
Accounts payables	-	948,218	-	948,218	948,218
Other financial liabilities	-	11,659,653	571,723	12,231,376	12,231,376

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
	2022
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	73,022,643	14,490,361	-	87,513,004	87,513,004
Derivative financial instruments	296,249	8,920,906	-	9,217,155	9,217,155
Investments in associates measured at fair value	-	-	1,523,425	1,523,425	1,523,425
Fair value through other comprehensive income
Securities	34,478,668	-	-	34,478,668	34,478,668
Evaluated at amortized cost
Securities	7,579,658	1,695,368	-	9,275,026	9,272,103
Securities purchased under agreements to resell	-	7,172,777	-	7,172,777	7,603,820
Securities trading and intermediation	-	3,271,000	-	3,271,000	3,271,000
Accounts receivable	-	597,887	-	597,887	597,887
Loan operations	-	20,874,930	-	20,874,930	22,211,161
Other financial assets	-	3,517,189	-	3,517,189	3,517,189
Financial liabilities
Fair value through profit or loss
Securities	13,048,246	481,019	-	13,529,265	13,529,265
Derivative financial instruments	167,874	8,437,535	-	8,605,409	8,605,409
Evaluated at amortized cost
Securities sold under repurchase agreements	-	31,370,050	-	31,370,050	31,790,091
Securities trading and intermediation	-	16,062,697	-	16,062,697	16,062,697
Financing instruments payable	-	43,669,798	-	43,669,798	43,683,629
Borrowings	-	1,814,714	-	1,814,714	1,865,880
Accounts payables	-	617,394	-	617,394	617,394
Other financial liabilities	-	10,987,283	566,930	11,554,213	11,554,213

As of December 31, 2023, and 2022 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk free rate. Changes in an average discount rate of 10.03% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$3,915.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 14,507.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of December 31, 2023, the Group had no transfers between Level 2 and Level 3.

35.	Management of financial risks and financial instruments

(a) Overview

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

(b) Risk management structure

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary XP CCTVM and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

(c) Credit risk

Credit risk is defined as the possibility of losses associated with the failure, by the borrower or counterparty, of their respective financial obligations under the agreed terms, the devaluation of the credit agreement resulting from the deterioration in the borrower's risk rating, the reduction gains or remuneration, the advantages granted in the negotiation and the costs of recovery.

The risk management document establishes its credit policy based on the composition of the portfolio by security, by internal rating of issuer and/or the issue, by the current economic activity, by the duration of the portfolio, by the macroeconomic variables, among others.

The credit analysis department is also actively involved in this process and it is responsible for assessing the credit risk of issues and issuers with which it maintains or intends to maintain credit relationships, also using an internal credit risk allocation methodology (rating) to classify the likelihood of loss of counterparties.

For the loan operations XP Inc uses client’s investments as collaterals to reduce potential losses and protect against credit risk exposure by managing these collaterals so that they are always sufficient, legally enforceable (effective) and viable. XP Inc monitors the value of the collaterals and the credit risk management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy.

The loan operations have a high credit quality and the Group often uses risk mitigation measures, primarily through client’s investments as collaterals, which explains the low provision ratio.

The Group's policies regarding obtaining collateral have not significantly changed during the reporting period and there has been no significant change in the overall quality of the collateral held by the Group since the prior period.

Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. As of December 31, 2023 and 2022 such assets were substantially represented by loan operations and securities purchased under resale agreements, of which the counterparties are Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) and which, therefore, have its guarantee.

The carrying amount of the financial assets representing the maximum exposure to credit risk is shown in the table below:

	2023	2022
Financial assets
Securities purchased under resale agreements	14,888,978	7,603,820
Securities	154,200,583	131,263,775
Public securities	75,289,433	63,895,371
Private securities	78,911,150	67,368,404
Derivative financial instruments	23,733,466	9,217,155
Securities trading and intermediation	2,932,319	3,271,000
Accounts receivable	681,190	597,887
Loan operations	28,551,935	22,211,161
Other financial assets	4,208,743	3,517,189
Off-balance exposures (credit card limits)	8,912,707	5,014,845
Total	238,109,921	182,696,832

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

(d) Liquidity risk

Liquidity risk is the possibility that the institution will not be able to efficiently honor its expected, unexpected, current or future obligations.

Liquidity management operates in line with the Group's strategy and business model, being compatible with the nature of operations, the complexity of its products and the relevance of risk exposure. This liquidity management policy establishes actions to be taken in cases of liquidity contingency, and these must be sufficient to generate a new meaning for cash within the required minimum limits.

The group maintains an adequate level of liquidity at all times, always working with a minimum cash limit. This is done through management that is compatible and consistent with your ability obtaining resources in the market, with its budgetary targets for the evolution of the volume of its assets and is based on the management of cash flows, observing the minimum limits of daily cash balances and cash needs projections, in the management of stocks of highly liquid assets and simulations of adverse scenarios.

Risk structure and management are the responsibility of the risk department, reporting to the Executive Board, thus avoiding any conflict of interest with departments that require liquidity.

(d1) Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

						2023
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities	19,949,021	-	-	-	474,053	20,423,074
Derivative financial instruments	5,580,573	2,719,744	6,773,980	7,873,062	1,838,057	24,785,416
Securities sold under repurchase agreements	32,796,941	543,570	-	-	-	33,340,511
Securities trading and intermediation	16,943,539	-	-	-	-	16,943,539
Financing instruments payable	3,812,510	8,383,531	10,690,918	36,648,126	830,505	60,365,590
Borrowings	-	10,796	2,188,626	-	-	2,199,422
Accounts payables	948,218	-	-	-	-	948,218
Other financial liabilities	5,815,141	756,864	4,588,231	1,056,580	14,560	12,231,376
Total	85,845,943	12,414,505	24,241,755	45,577,768	3,157,175	171,237,146

						2022
Liabilities	Up to 1 month	From 2 to 3 months	From 3 to 12 months	From 1 to 5 years	Above 5 years	Contractual cash flow
Securities	13,048,246	-	-	-	481,019	13,529,265
Derivative financial instruments	796,909	845,446	2,340,407	4,507,132	115,515	8,605,409
Securities sold under repurchase agreements	31,790,091	-	-	-	-	31,790,091
Securities trading and intermediation	16,062,697	-	-	-	-	16,062,697
Financing instruments payable	4,407,525	9,469,722	5,917,325	23,078,719	810,338	43,683,629
Borrowings	-	-	1,865,880		-	1,865,880
Accounts payables	617,394	-	-	-	-	617,394
Other financial liabilities	5,959,212	534,835	4,432,215	627,951	-	11,554,213
Total	72,682,074	10,850,003	14,555,827	28,213,802	1,406,872	127,708,578

(e) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly three types of risk: foreign exchange variation, interest rates and share prices.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing return.

Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose to maintain market risk exposure at levels considered acceptable by the Group and to meet the business strategy and limits defined by the Risk Committee.

The main tool used to measure and control the exposure risk of the Group to the market, mainly in relation to their trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by Brazilian Central Bank (“BACEN”) for financial institutions, which are taken as a basis for the verification of the risk exposure of the assets of the Group.

In order to comply with the provisions of the regulatory body, the financial institutions of the Group make daily control of the exposure by calculating the risk portions, recording the results in Document 2011 - Daily Statement of Capital Requirements (DDR) in BACEN Circular Letter No, 3,331/08, submitting it daily to this institution.

With the formalized rules, the risk department has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may refuse, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all atypical events to the Risk Committee.

In addition to the control performed by the tool, the Group adopt guidelines to control the risk of the assets that mark the treasury operations so that the own portfolios of the participating companies are composed by assets that have low volatility and, consequently, less exposure to risk. In the case of non-compliance with the operational limits, the treasury manager shall take the necessary measures to reframe as quickly as possible.

(e1) Currency risk

The purpose of Group’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge) and investments in subsidiaries abroad.

The Group hold interest in XP Holding International LLC, XP Advisors Inc, and XP Holding UK Ltd, whose equity as of December 31, 2023 was US$ 83,991 thousand (US$ 74,150 thousand as of December 31, 2022), US$ 8,803 thousand (US$ 5,744 thousand as of December 31, 2022) and GBP 12,861 thousand (GBP 6,967 thousand as of December 31, 2022) respectively.

The risk of the XP Holding International LLC and XP Advisors Inc is hedged with the objective of minimizing the volatility of the functional currency (BRL) against the US$ arising from foreign investment abroad (see Note 9). The foreign currency exposure risk of XP Holding UK Ltd is not hedged and is not material for the Group.

(e2) Interest rate risk

It arises from the possibility that the Group incurs in gains or losses arising from fluctuations in interest rates on its financial assets and liabilities.

Below are presented the risk rates that the Group is exposed:

•	Selic/DI

•	IGPM

•	IPCA

•	PRE

•	Foreign exchange coupon

(e3) Price risk

Price risk is the risk arising from the change in the price of the investment fund portfolio and of shares listed on the stock exchange, held in the portfolio of the Group, which may affect its profit and loss. The price risk is controlled by the management of the Group, based on the diversification of its portfolio and/or through the use of derivatives contracts, such as options or futures.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)

(e4) Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit and loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(258)	21,269	22,753
Exchange coupons	Foreign currencies coupon rate	(367)	(18,174)	(36,588)
Foreign currencies	Exchange rates	331	343,440	907,349
Price indexes	Inflation coupon rates	(103)	(12,998)	(24,579)
Shares	Shares prices	(3,472)	(251,572)	(289,613)
Seed money (i)	Seed money	(2,822)	(70,566)	(141,133)
		(6,691)	11,399	438,189

		2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(174)	(231,438)	(483,589)
Exchange coupons	Foreign currencies coupon rate	(15)	(5,407)	(10,418)
Foreign currencies	Exchange rates	(2,089)	22,825	(120,873)
Price indexes	Inflation coupon rates	(118)	(19,523)	(40,147)
Shares	Shares prices	(4,689)	(46,927)	(242,687)
Seed money (i)	Seed money	(6,685)	(167,106)	(334,211)
		(13,770)	(447,576)	(1,231,925)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

(f) Operating risk

Operational risk is characterized by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people and systems, including legal risk. Operational risk events include the following categories: internal fraud; external fraud; labor demands and poor workplace safety; inappropriate practices relating to customers, products and services; damage to physical assets owned or used by XP; situations that cause the interruption of XP's activities; and failures in information technology systems, processes or infrastructure.

The Group's main objective is to ensure the identification, classification and monitoring of situations that may generate financial losses, given the companies' reputation, as well as any regulatory assessment due to the occurrence of an operational risk event, XP adopts the model of 3 lines of defense, in which the main responsibility for the development and implementation of controls to deal with operational risks is attributed to the Management within each business unit, seeking to manage mainly:

(i)	Requirements of segregation of functions, including independent authorization for transactions;

(ii)	Requirements of reconciliation and monitoring of transactions;

(iii)	Compliance with legal and regulatory requirements;

(iv)	Documentation of controls and procedures;

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(v)	Requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks;

(vi)	Development of contingency plans;

(vii)	Professional training and development; and

(viii)	Ethical and business standards;

In addition, the Group's financial institutions, in compliance with the provisions of Article 4, paragraph 2, of Resolution No, 3,380/06 of the National Monetary Council (“CMN”) of June 27, 2006, have a process that covers institutional policies, procedures, contingency and business continuity plans and systems for the occurrence of external events, in addition to formalizing the single structure required by the regulatory agency.

36.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, securities purchased under resale agreements and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of December 31, 2023 and 2022 were as follows:

	2023	2022
Group debt (Note 37) (i)	8,512,319	8,175,437
Structured financing (Note 20 (b))	1,841,790	1,933,522
Total debt	10,354,109	10,108,959
Cash	(3,943,307)	(3,553,126)
Securities purchased under resale agreements (Note 6 (a))	(2,760,296)	(646,478)
Bank deposit certificates (Note 7 (a))	(67,985)	(252,877)
Other deposits at Central Bank (Note 20 (a))	(2,438,896)	(514,999)
Net debt	1,143,625	5,141,479

Total equity attributable to owners of the parent company	19,449,352	17,035,735
Total capital	20,592,977	22,177,214
Gearing ratio %	5.55%	23.18%

(i)	Includes debentures and bonds designated as fair value through profit or loss. See Note 7(e) and 17, respectively.

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP and XP DTVM), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On December 31, 2023 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowings” (Note 19), the Group was required to comply with certain performance conditions, such as profitability and efficiency indexes.

On December 31, 2023, there are no contracts under financial covenants (December 31, 2022 – R$ 279,828). The Group complied with these covenants throughout the duration of the contracts.

37.	Cash flow information

(i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and Notes	Bonds	Total

Total debt as of January 1, 2021	284,087	208,448	335,250	-	827,785
Acquisitions/Issuance	1,570,639	116,248	500,018	3,691,262	5,878,167
Payments/repurchase	(21,022)	(55,349)	(177,826)	-	(254,197)
Revaluation	-	24,234	-	-	24,234
Net foreign exchange differences	73,426	7,486	-	431,250	512,162
Interest accrued	21,689	17,488	60,919	74,798	174,894
Interest paid	(37)	-	(12,386)	(69,004)	(81,427)
Total debt as of December 31, 2021	1,928,782	318,555	705,975	4,128,306	7,081,618

Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions/Issuance	-	49,853	1,890,500	-	1,940,353
Payments/repurchase	(2,061)	(99,655)	(175,999)	-	(277,715)
Revaluation	-	(89)	-	-	(89)
Net foreign exchange differences	(87,158)	(5,820)	-	(218,607)	(311,585)
Interest accrued	69,593	22,794	203,275	129,113	424,775
Interest paid	(43,276)	-	(27,232)	(127,429)	(197,937)
Total debt as of December 31, 2022	1,865,880	285,638	2,596,519	3,911,383	8,659,420

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions/Issuance	2,252,550	116,774	373,481	-	2,742,805
Business combination (Note 5(ii))	978	19,802	-	-	20,780
Payments/repurchase	(1,833,937)	(132,737)	(527,687)	(62,342)	(2,556,703)
Write-offs	-	(675)	-	-	(675)
Net foreign exchange differences	(147,802)	(6,967)	-	(319,952)	(474,721)
Interest accrued	61,753	22,927	392,857	134,148	611,685
Interest paid	-	-	(28,396)	(116,670)	(145,066)
Total debt as of December 31, 2023	2,199,422	304,762	2,806,774	3,546,567	8,857,525

Debt securities includes Debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures - R$ 120,280 (R$ 86,819 - 2022) and (ii) Bonds - R$ 224,927 (R$ 350,207 - 2022).

(ii)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are: (i) related to business combination with Banco Modal through an equity exchange transaction – R$ 2,097,326 (see Note 5 (ii)) and (ii) related to minority stake acquisitions in associates (see Note 5(ii)(c)(ii)) through accounts payable (R$ 739,743 – of which R$ 669,743 was paid in January 2024, R$ 35,000 will be paid in January 2025 and R$ 35,000 will be paid in January 2026), and through contingent consideration (R$ 50,000).

XP Inc. and its subsidiaries Notes to consolidated financial statements December 31, 2023, 2022 and 2021 (In thousands of Brazilian Reais, unless otherwise stated)
38.	Subsequent events

On February 20, 2024, the Board of Directors has approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company's long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A Common Shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A Common Shares within the period commencing on February 28, 2024, and ending on December 27, 2024.